SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Condensed quarterly information for the period ended March 31, 2022 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2022, comprising the balance sheet as of March 31, 2022 and the respective statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for the period of three months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.

These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 11, 2022

Octavio Zampirollo Neto
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Statement of interim financial position
Base date: 03/31/2022
All amounts in thousands of reais

Assets	Note	Consolidated Mar/22	Consolidated Dec/21	Parent company Mar/22	Parent company Dec/21
Current assets					
Cash and cash equivalents	5	10,114,756	8,680,686	2,974,723	2,298,344
Financial investments	6	2,075,501	3,492,710	1,948,761	3,358,314
Trade accounts receivable	7	7,235,667	7,153,565	4,653,465	5,483,610
Inventories	8	16,948,619	16,335,101	13,149,862	11,821,145
Taxes recoverable	10	970,265	1,428,658	850,253	1,301,432
Income tax and social contribution	22(a)	1,041,631	1,189,812	140,204	123,004
Prepaid expenses		427,468	435,441	278,539	294,918
Derivatives	20.2	317,341	33,816	246,185	3,075
Other receivables		626,531	543,656	544,136	445,283
		39,757,779	**39,293,445**	**24,786,128**	**25,129,125**
Non-current assets					
Financial investments	6	16,692	16,845		
Trade accounts receivable	7	10,945	13,395	6,363	8,813
Taxes recoverable	10	1,281,835	1,252,058	1,027,091	956,843
Income tax and social contribution		234,297	230,069	234,139	229,809
Deferred income tax and social contribution	22(b)	5,529,435	8,257,252	4,103,095	6,345,249
Judicial deposits		201,321	194,212	191,492	184,383
Derivatives	20.2	97,607	51	97,607	51
Other receivables		249,301	365,652	184,693	270,256
Investments	11	84,840	58,923	21,005,788	23,229,924
Property, plant and equipment	12	34,171,311	37,225,130	15,613,884	15,546,067
Intangible assets	13	2,821,324	2,877,299	2,514,443	2,526,244
Right of use of assets	14	2,474,741	2,780,037	1,359,950	1,399,298
		47,173,649	**53,270,923**	**46,338,545**	**50,696,937**
Total assets		**86,931,428**	**92,564,368**	**71,124,673**	**75,826,062**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 03/31/2022
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Mar/22	Consolidated Dec/21	Parent company Mar/22	Parent company Dec/21
Current liabilities					
Trade payables	15	12,053,669	12,053,266	11,648,696	13,372,846
Borrowings	16	2,246,490	1,343,494	1,108,600	123,775
Braskem Idesa borrowings	17	118,464	86,765		
Debenture	18	60,183	59,088		
Derivatives	20.2	152,806	256,131	94,377	227,937
Payroll and related charges		675,158	1,170,346	435,717	772,597
Taxes payable	21	799,482	1,012,116	619,700	689,942
Income tax and social contribution		1,688,794	1,672,844	1,259,082	1,501,433
Leniency agreement	25	361,065	353,385	361,065	353,385
Sundry provisions	23	348,266	465,051	309,935	377,314
Accounts payable to related parties	9(b)			610,567	1,241,223
Other payables		1,186,974	1,667,600	677,350	1,001,534
Provision - geological event in Alagoas	26	4,036,094	4,378,071	4,036,094	4,378,071
Lease	14(b)	642,256	675,366	356,417	321,424
		24,369,701	**25,193,523**	**21,517,600**	**24,361,481**
Non-current liabilities					
Trade payables	15	6,976	111,464	6,976	111,464
Borrowings	16	28,667,150	33,553,766	3,154,398	2,840,407
Braskem Idesa borrowings	17	10,350,418	12,224,770		
Debenture	18	125,404	137,830		
Derivatives	20.2	72,277	362,915	72,277	362,915
Taxes payable	21	221,160	260,497		
Accounts payable to related parties	9(b)			27,201,348	31,827,162
Loan to non-controlling shareholders of Braskem Idesa	9(a)	3,124,736	3,646,538		
Deferred income tax and social contribution	22(b)	1,190,994	1,407,434		
Post-employment benefits		429,653	487,697	248,847	249,252
Provision for losses on subsidiaries	11(b)			590,716	783,930
Legal provisions	24.1	1,165,574	1,153,830	1,156,924	1,143,439
Leniency agreement	25	465,413	769,911	465,413	769,911
Sundry provisions	23	799,188	824,212	765,417	743,997
Provision - geological event in Alagoas	26	3,118,189	3,283,188	3,118,189	3,283,188
Other payables		459,943	461,917	54,616	126,399
Lease	14(b)	2,074,946	2,481,048	1,173,283	1,356,698
		52,272,021	**61,167,017**	**38,008,404**	**43,598,762**
Shareholders' equity	27				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		3,473	3,473	3,473	3,473
Revenue reserves		3,483,935	3,483,935	3,483,935	3,483,935
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Long-term incentive plans		36,484	31,932	36,484	31,932
Other comprehensive income		(3,332,444)	(3,170,158)	(3,332,444)	(3,170,158)
Treasury shares		(38,197)	(38,197)	(38,197)	(38,197)
Retained earnings		3,890,584		3,890,584	
Total attributable to the Company's shareholders		11,598,669	7,865,819	11,598,669	7,865,819
Non-controlling interest in subsidiaries		(1,308,963)	(1,661,991)		
		10,289,706	**6,203,828**	**11,598,669**	**7,865,819**
Total liabilities and shareholders' equity		**86,931,428**	**92,564,368**	**71,124,673**	**75,826,062**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 03/31/2022
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated		Parent company	
		Mar/22	Mar/21	Mar/22	Mar/21
Net revenue	29	**26,731,444**	**22,692,168**	**17,970,594**	**14,790,503**
Cost of products sold	30	(21,601,429)	(15,454,198)	(15,677,104)	(10,535,783)
Gross profit		**5,130,015**	**7,237,970**	**2,293,490**	**4,254,720**
Income (expenses)					
Selling and distribution	30	(547,707)	(472,109)	(286,899)	(226,744)
Loss (reversals) for impairment of trade accounts receivable and others from clients	30	(9,156)	1,562	(4,917)	(2,548)
General and administrative	30	(613,547)	(519,230)	(406,503)	(317,433)
Research and development	30	(72,920)	(62,173)	(37,578)	(31,172)
Results from equity investments	11(c)	16,594	2,370	1,999,260	1,749,423
Other income	31	38,657	778,907	33,239	747,331
Other expenses	31	(171,652)	(227,417)	(195,455)	(150,559)
Profit (loss) before net financial expenses and taxes		**3,770,284**	**6,739,880**	**3,394,637**	**6,023,018**
Financial results	32				
Financial expenses		(1,353,182)	(1,691,139)	(1,121,405)	(1,368,041)
Financial income		352,594	918,603	177,895	752,122
Exchange rate variations, net		2,247,987	(2,690,812)	1,940,534	(2,221,833)
		1,247,399	**(3,463,348)**	**997,024**	**(2,837,752)**
Profit before income tax and social contribution		**5,017,683**	**3,276,532**	**4,391,661**	**3,185,266**
Current and deferred income tax and social contribution	22(a)	(1,070,304)	(862,781)	(507,797)	(691,055)
Net profit for the period		**3,947,379**	**2,413,751**	**3,883,864**	**2,494,211**
Attributable to:					
Company's shareholders		3,883,864	2,494,211	3,883,864	2,494,211
Non-controlling interest in subsidiaries		63,515	(80,460)		
Net profit for the period		**3,947,379**	**2,413,751**	**3,883,864**	**2,494,211**
Earnings per share - basic and diluted - R$	28				
Basic					
Common		4.8799	3.1350	4.8799	3.1350
Preferred shares class "A"		4.8799	3.1350	4.8799	3.1350
Preferred shares class "B"		0.6057	0.6057	0.6057	0.6057
Diluted					
Common		4.8799	3.1350	4.8799	3.1350
Preferred shares class "A"		4.8672	3.1239	4.8672	3.1239
Preferred shares class "B"		0.6057	0.6057	0.6057	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 03/31/2022
All amounts in thousands of reais

	Note	Consolidated Mar/22	Consolidated Mar/21	Parent company Mar/22	Parent company Mar/21
Net profit for the period		**3,947,379**	**2,413,751**	**3,883,864**	**2,494,211**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		764,863	(240,329)	764,863	(287,918)
Income tax and social contribution - cash flow hedge		(260,054)	83,616	(260,054)	97,892
Fair value of cash flow hedge - Braskem Idesa					35,692
Income tax and social contribution cash flow hedge - Braskem Idesa					(10,707)
Fair value of cash flow hedge from jointly-controlled, net of taxes		(804)	381	(804)	381
		504,005	(156,332)	504,005	(164,660)
Exchange variation of foreign sales hedge	20.3 (a.i)	3,993,432	(2,637,837)	3,993,432	(2,637,837)
Sales Hedge - transfer to profit or loss	20.3 (a.i)	345,958	505,945	345,958	505,945
Income tax and social contribution on exchange variation		(1,475,393)	724,843	(1,475,393)	724,843
Exchange variation of foreign sales hedge - Braskem Idesa	20.3 (a.i)	313,268	(443,315)	234,950	(332,485)
Sales Hedge - transfer to profit or loss - Braskem Idesa	20.3 (a.i)	49,302	117,985	36,977	88,488
Income tax on exchange variation - Braskem Idesa		(108,771)	97,599	(81,578)	73,199
		3,117,796	(1,634,780)	3,054,346	(1,577,847)
Foreign subsidiaries currency translation adjustment		(3,500,573)	1,742,500	(3,727,872)	1,869,505
Foreign subsidiaries currency translation adjustment		**121,228**	**(48,612)**	**(169,521)**	**126,998**
Defined benefit plan actuarial loss, net of taxes					
Long term incentive plan, net of taxes			1,067		1,067
Total			1,067		1,067
Total comprehensive income for the period		**4,068,607**	**2,366,206**	**3,714,343**	**2,622,276**
Attributable to:					
Company's shareholders		3,714,343	2,622,276		
Non-controlling interest in subsidiaries		354,264	(256,070)		
Total comprehensive income for the period		**4,068,607**	**2,366,206**		

The notes are an integral part of the interim financial statements.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest													
				Profit reserves											
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional proposed dividends	Additional paid in capital	Long-term incentive plans	Other comprehensive income	Treasury shares	Retained earnings (accumulated losses)	Total Braskem shareholders' interest	Non controlling interest in subsidiaries	Total shareholders' equity
As of January 1, 2021		8,043,222						(488,388)	31,609	(5,209,498)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Net profit for the period												2,494,211	2,494,211	(80,460)	2,413,751
Other comprehensive income	27.2									128,065			128,065	(175,610)	(47,545)
Total comprehensive income for the period										128,065		2,494,211	2,622,276	(256,070)	2,366,206
Other asset and liability valuation adjustments	27.2									(3,468)		6,721	3,253		3,253
Long term incentive plan									6,988				6,988	10	6,998
As of March 31, 2021		8,043,222						(488,388)	38,597	(5,084,901)	(49,704)	(2,028,615)	430,211	(1,920,272)	(1,490,061)
As of January 1, 2022		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)		7,865,819	(1,661,991)	6,203,828
Net profit for the period												3,883,864	3,883,864	63,515	3,947,379
Other comprehensive income	27.2									(169,521)			(169,521)	290,749	121,228
Total comprehensive income for the period										(169,521)		3,883,864	3,714,343	354,264	4,068,607
Other asset and liability valuation adjustments	27.2									7,235		6,720	13,955		13,955
Long term incentive plan									4,552				4,552		4,552
Proposed dividends														(1,236)	(1,236)
As of March 31, 2022		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	36,484	(3,332,444)	(38,197)	3,890,584	11,598,669	(1,308,963)	10,289,706

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Base date: 03/31/2022
All amounts in thousands of reais

	Note	Consolidated Mar/22	Consolidated Mar/21	Parent company Mar/22	Parent company Mar/21
Profit before income tax and social contribution		5,017,683	3,276,532	4,391,661	3,185,266
Adjustments for reconciliation of profit					
Depreciation and amortization		1,009,944	931,622	622,488	542,565
Results from equity investments	11(c)	(16,594)	(2,370)	(1,999,260)	(1,749,423)
Interest foreign exchange gain/losses		(2,587,305)	3,452,848	(723,507)	2,077,542
Reversal of provisions		9,914	56,510	9,922	55,994
(Reversal) provision - geological event in Alagoas	31	87,864	(139,155)	87,864	(139,155)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	31		(557,897)		(557,897)
Loss for impairment of trade accounts receivable and others from clients		9,156	(1,562)	4,918	2,548
Provision for losses and write-offs of long-lived assets		(5,882)	(8,607)	(7,789)	(10,534)
		3,524,780	**7,007,921**	**2,386,297**	**3,406,906**
Changes in operating working capital					
Financial investments		1,463,022	(224,147)	1,453,634	(198,007)
Trade accounts receivable		(656,968)	(1,812,183)	834,130	(1,419,253)
Inventories		(1,257,985)	(3,267,540)	(1,301,714)	(2,675,252)
Taxes recoverable		(137,756)	1,077,066	738,717	746,111
Prepaid expenses		(248,299)	158,432	16,379	19,390
Other receivables		(15,189)	(191,155)	(34,120)	(150,371)
Trade payables		1,868,934	2,468,558	(1,344,039)	2,328,048
Taxes payable		493,697	(252,596)	(313,683)	234,027
Advances from customers		(30,111)	39,766	(74,086)	26,848
Leniency agreement	25	(317,867)	(302,640)	(317,867)	(302,640)
Sundry provisions		(149,911)	(94,901)	(67,151)	(63,578)
Geological event in Alagoas		(643,004)	(597,240)	(643,004)	(597,240)
Other payables		(731,501)	(256,448)	(595,881)	(277,572)
Cash generated from operations		**3,161,842**	**3,752,893**	**737,612**	**1,077,417**
Interest paid		(1,046,727)	(1,130,629)	(42,689)	(72,252)
Income tax and social contribution paid		(405,910)	(318,471)	(375,490)	(289,742)
Net cash generated from operating activities		**1,709,205**	**2,303,793**	**319,433**	**715,423**
Proceeds from the sale of fixed and intangible assets		465	15,169	9,204	23,895
Dividends received				635,472	
Additions to investments in subsidiaries		(13,835)		(1,000)	
Acquisitions to property, plant and equipment and intangible assets		(698,466)	(490,243)	(585,054)	(391,527)
Net cash (used) generated in investing activities		**(711,836)**	**(475,074)**	**58,622**	**(367,632)**
Short-term and Long-term debt					
Acquired		1,647,625		1,647,625	
Payments		(125,284)	(3,211,015)	(35,331)	(12,029)
Braskem Idesa borrowings					
Payments			(238,617)		
Related parties					
Acquired				17,592	127
Payments				(1,219,121)	(1,921,121)
Lease	14(b)	(201,490)	(196,885)	(112,285)	(109,867)
Dividends paid		(156)	(5)	(156)	(5)
Net cash generated (used) in financing activities		**1,320,695**	**(3,646,522)**	**298,324**	**(2,042,895)**
Exchange variation on cash of foreign subsidiaries		(883,994)	448,373		
Increase (decrease) in cash and cash equivalents		**1,434,070**	**(1,369,430)**	**676,379**	**(1,695,104)**
Represented by					
Cash and cash equivalents at the beginning of the period		8,680,686	13,862,852	2,298,344	8,377,511
Cash and cash equivalents at the end of the period		10,114,756	12,493,422	2,974,723	6,682,407
(Decrease) increase in cash and cash equivalents		**1,434,070**	**(1,369,430)**	**676,379**	**(1,695,104)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Base date: 03/31/2022
All amounts in thousands of reais

	Consolidated		Parent company	
	Mar/22	Mar/21	Mar/22	Mar/21
Revenue	**30,809,714**	**27,136,718**	**21,993,728**	**19,258,821**
Sale of goods, products and services	30,956,497	26,569,037	22,166,950	18,649,715
Other income, net	(131,224)	566,119	(157,555)	611,654
Loss for doubtful accounts	(15,559)	1,562	(15,667)	(2,548)
Inputs acquired from third parties	**(22,989,008)**	**(16,943,134)**	**(17,209,461)**	**(12,233,445)**
Cost of products, goods and services sold	(22,718,957)	(16,437,593)	(17,108,070)	(11,938,018)
Material, energy, outsourced services and others	(275,614)	(514,960)	(108,411)	(305,015)
Gain (impairment) of assets	5,563	9,419	7,020	9,588
Gross value added	**7,820,706**	**10,193,584**	**4,784,267**	**7,025,376**
Depreciation, amortization and depletion	(1,009,944)	(931,622)	(622,488)	(542,565)
Net value added produced by the Company	**6,810,762**	**9,261,962**	**4,161,779**	**6,482,811**
Value added received in transfer	**3,428,998**	**1,077,538**	**4,703,386**	**2,664,141**
Results from equity investments	16,594	2,370	1,999,260	1,749,423
Financial income	3,412,355	1,074,706	2,704,076	914,677
Other	49	462	50	41
Total value added to distribute	**10,239,760**	**10,339,500**	**8,865,165**	**9,146,952**
Personnel	**809,645**	**512,254**	**575,073**	**266,753**
Direct compensation	606,693	420,387	468,142	209,714
Benefits	156,170	73,713	80,671	39,312
FGTS (Government Severance Pay Fund)	46,782	18,154	26,260	17,727
Taxes, fees and contribuitions	**3,257,126**	**2,768,008**	**2,625,417**	**2,564,227**
Federal	1,964,917	1,383,394	1,353,697	1,204,494
State	1,256,993	1,345,641	1,256,993	1,345,641
Municipal	35,216	38,973	14,727	14,092
Remuneration on third parties' capital	**2,225,610**	**4,645,487**	**1,780,811**	**3,821,761**
Financial expenses	2,146,150	4,526,959	1,688,247	3,742,301
Rentals	79,460	118,528	92,564	79,460
Remuneration on own capital	**3,947,379**	**2,413,751**	**3,883,864**	**2,494,211**
Profit for the period	3,883,864	2,494,211	3,883,864	2,494,211
Non-controlling interest in subsidiaries	63,515	(80,460)		
Value added distributed	**10,239,760**	**10,339,500**	**8,865,165**	**9,146,952**

Summary of Notes

All amounts in thousands Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK.

The Company is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa ("BI")

On September 27, 2021, BI signed the following documents to enable the continuity of its operations:

(i) amendment to the ethane supply agreement ("Amendment") with PEMEX; and

(ii) agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing administrative support measures, especially with the obtainment of licenses, permits and rights of way for the project to build an ethane import terminal with the capacity to meet all of BI's feedstock requirements ("Terminal Agreement").

The Amendment changes the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction). The terminal's startup is expected in the second half of 2024.

The Amendment further establishes first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references.

Note that the terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources.

The Amendment and the Terminal Agreement are conditioned upon the applicable corporate approvals, including final approval by the shareholders and creditors of BI ("Conditions Precedent"). The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021 and the Amendment started producing effects retroactive to February 26, 2021, the execution date of the memorandum of understanding.

All amounts in thousands Reais, except as otherwise stated

2 Basis of preparation and presentation of the quarterly information

The consolidated and parent company quarterly information ("quarterly information") were prepared and is presented in accordance with the Technical Pronouncement CPC21(R1) – Interim Statements, issued by the Accounting Pronouncements Committee (CPC), equivalent to IAS34 - Interim Financial Reporting, issued by the International Accounting Standards Board.

This quarterly information refers to the three-months period ended as of March 31, 2022 and should be read jointly with the financial statements of the Company for the year ended December 31, 2021, which comprise a complete set of the notes.

This quarterly information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest thousand unless stated otherwise.

The same accounting policies and methods of computation were followed in this quarterly information as those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2021.

The judgments and assumptions made by management in the use of estimates for preparing this quarterly information did not differ significantly from those described in the financial statements as of December 31, 2021, which were issued on March 16, 2022.

The issue of this quarterly information was authorized by the Executive Board, with its disclosure authorized by the Board of Directors, in a meeting held on May 11, 2022.

All amounts in thousands Reais, except as otherwise stated

The consolidated quarterly information includes the quarterly information of the Parent Company and the following entities:

			Total and voting interest (%)		
			Mar/22 and Dec/21 (*)		
		Headquarter	Direct	Indirect	Total
Direct subsidiaries					
BM Insurance Company Limited ("BM Insurance")		Bermuda	100		100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	99.67	0.33	100
Braskem Energy Ltda.		Brazil	100		100
Braskem Finance Limited ("Braskem Finance")		Cayman	100		100
Braskem Green S.A.		Brazil	100		100
Braskem Incorporated Limited ("Braskem Inc.")		Cayman	100		100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	99.97	0.03	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100		100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	99.79	0.21	100
Cetrel S.A. ("Cetrel")		Brazil	63.70		63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	96.34	3.66	100
Voqen Energia Ltda. ("Voqen Energia")	(i)	Brazil	100		
Special Purpose Entities					
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100		100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100		100
Indirect subsidiaries					
Bioglycols LLC.	(ii)	USA		100	100
Braskem America Finance Company ("Braskem America Finance")		USA		100	100
Braskem America, Inc. ("Braskem America")		USA		100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	5.66	94.34	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	0.01	74.99	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico		75	75
Braskem India Private Limited ("Braskem India")		India		100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico		100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico		100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands		100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands		100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands		100	100
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil		63.70	63.70
Terminal Química Puerto México ("Terminal Química")		Mexico		75	75

(*) In the period ended March 31, 2022, there were no changes in the interests in total and voting capital compared to December 2021, except for the acquisition/incorporation of the companies below:

(i) Subsidiary acquired in January 2022 and is in the pre-operational phase. Its main activities include power trading and rendering management and representation services in the Free Energy Contracting Environment.

(ii) Subsidiary incorporated in March 2022, which currently is in the pre-operational phase. Its main activities will be the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Moeda funcional
Braskem Alemanha	Euro
Bioglycols LLC., BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom e Braskem Holanda Green	Dólar norte-americano ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços e Terminal Química	Peso mexicano
Braskem Argentina	Peso argentino
Braskem Chile	Peso chileno
Braskem Índia	Rúpia

All amounts in thousands Reais, except as otherwise stated

3 Normative changes adopted in current fiscal year

The normative changes that come into force for fiscal years starting on or after January 1, 2022 are:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).

- Annual improvements of IFRS Standards 2018-2020.

- Property, Plant and Equipment: revenue before intended use (amendments to CPC 27/IAS 16).

- Reference to the Conceptual Framework (amendments to CPC 15(R1)/IFRS 3).

Based on Management's assessment, these amendments did not have any significant impacts on this quarterly information.

4 Updates on relevant topics

4.1 Main measures and impacts due to COVID-19

Due to the context of the COVID-19 pandemic, Braskem has been monitoring the impacts on its businesses and communities where it operates. In the first quarter of 2022, the utilization rates of petrochemical plants in Brazil were above the average of the last two years, reflecting the improvement in the international scenario and the normalization of global demand. In the other regions where Braskem has industrial assets (United States, Europe and Mexico), this dynamic was also verified, reflecting in operating rates in line with or above the average of the last two years. Additionally, the reduction in the number of members and third parties working in its industrial assets has been reestablished, considering all safety rules and maintenance of the reliability of operations.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates that could have resulted in impacts and no significant effects were identified that should be reflected in the consolidated and parent company quarterly information for the period ended March 31, 2022.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. The Company did not suffer significant impacts on the supply chain due to logistics disruptions or the recent shutdowns in China. However, we will continue to monitor the short- and long-term impacts of factors that could affect the cost availability of raw materials and inputs. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

4.2 Impacts from Russia-Ukraine conflict

Global markets currently are operating in a period marked by elevated levels of economic and financial uncertainty, volatility and disruption after the Russian invasion. Although the duration and full impact of the ongoing military conflict are highly unpredictable, this conflict and other geopolitical tensions could affect global economic activity.

The Company formed a committee to monitor the developments in the conflict to take any measures to minimize potential impacts on the Company, its team members and its local communities.

All amounts in thousands Reais, except as otherwise stated

Due to the uncertainties arising from the potential impact on the global economy and consequently on the demand for and costs of products, on the global supply chain and on industrial operations, we cannot accurately predict the adverse impacts on the equity and financial position of the Company.

Additional sanctions, embargoes, regional instability, geopolitical changes, dysfunctions in the supply chain, adverse effects on macroeconomic conditions, foreign exchange rates and financial markets could increase our costs, interrupt our supply, reduce our sales or affect our operations. As of the reporting date, the Company had not identified any relevant impacts on its business arising from the sanctions and adverse scenario caused by the military conflict.

5 Cash and cash equivalents

		Consolidated		Parent company	
		Mar/22	Dec/21	Mar/22	Dec/21
Cash					
Domestic market		1,403,002	676,083	1,398,939	676,080
Foreign market	(i)	4,750,686	4,374,739		
Cash equivalents:					
Domestic market		1,342,320	1,141,221	1,315,205	1,107,352
Foreign market	(i)	2,618,748	2,488,643	260,579	514,912
Total		10,114,756	8,680,686	2,974,723	2,298,344

(i) On March 31, 2022, it includes cash of R$1,179,151 of cash and R$688,197 of cash equivalents (2021: R$1,267,582 of cash and R$505,749 of cash equivalents) of the subsidiary Braskem Idesa, these amounts can only be used by this subsidiary. The remaining amounts are used by the Company in accordance with its capital management policy.

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits held by the FIM Júpiter and FIM Netuno funds, such as government bonds issued by the National Treasury, bank deposit certificates ("CDBs"), financial bills, repurchase of debentures, and shares of fixed income investment funds. In the first quarter of 2022, the Company's average cash equivalents return was 105.9% of the CDI (2021: 102.5%)

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts. In the first quarter of 2022, the Company's average cash return in US$ was 0.36% p.a. (2021: 0.45% p.a.).

All amounts in thousands Reais, except as otherwise stated

6 Financial investments

		Consolidated		Parent company	
		Mar/22	**Dec/21**	**Mar/22**	**Dec/21**
Amortized cost					
Time deposit investments			106,271		106,271
Fair value through profit or loss					
LFT´s and LF´s	(i)	1,364,185	2,337,171	1,364,186	2,337,172
Restricted funds investments	(ii)	534,979	852,362	518,287	835,517
Other		193,029	213,751	66,288	79,354
Total		**2,092,193**	**3,509,555**	**1,948,761**	**3,358,314**
Current assets		2,075,501	3,492,710	1,948,761	3,358,314
Non-current assets		16,692	16,845		
Total		**2,092,193**	**3,509,555**	**1,948,761**	**3,358,314**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.

(ii) Includes the following amounts: R$518,287 (2021: R$835,517) in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$16,692 (2021: R$16,845) of bank deposits, to cover debt service payments on the debentures issued by a subsidiary (Note 18).

In the first quarter of 2022, the Company's average cash equivalents and restricted funds' investments return was 105.9% of CDI (2021: 102.5%).

All amounts in thousands Reais, except as otherwise stated

7 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized.

At March 31, 2022, the total amount of the operation was R$2.7 billion in the Parent Company and R$3.1 billion in the Consolidated (2021: R$2.8 billion in the Parent Company and R$3.5 billion in the Consolidated), with interest of R$37 million in the Parent Company and R$39 million in the Consolidated (2021: R$37 million in the Parent Company and R$39 million in the Consolidated), recorded under Financial Expenses.

	Note	Consolidated		Parent company	
		Mar/22	Dec/21	Mar/22	Dec/21
Customers					
Domestic market					
Third parties		3,221,105	2,851,701	3,150,351	2,692,090
Related parties	7	13,011	12,240	13,011	95,271
		3,234,116	2,863,941	3,163,362	2,787,361
Foreign market					
Third parties		4,135,814	4,434,653	402,020	790,429
Related parties	7			1,197,284	2,028,834
		4,135,814	4,434,653	1,599,304	2,819,263
Expected credit losses	(i)	(123,318)	(131,634)	(102,838)	(114,201)
Total		**7,246,612**	**7,166,960**	**4,659,828**	**5,492,423**
Current assets		7,235,667	7,153,565	4,653,465	5,483,610
Non-current assets		10,945	13,395	6,363	8,813
Total		**7,246,612**	**7,166,960**	**4,659,828**	**5,492,423**

(i) The following table shows the Company's expected credit loss:

	Consolidated			Parent company		
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total
Accounts receivables not past due	6,794,819	(30,240)	6,764,579	4,487,538	(14,489)	4,473,049
Past due securities:						
Up to 90 days	448,290	(1,589)	446,701	169,606	(745)	168,861
Between 91 to 180 days	7,339	(3,616)	3,723	4,243	(2,006)	2,237
Above 180 days	119,482	(87,873)	31,609	101,279	(85,598)	15,681
Total	**7,369,930**	**(123,318)**	**7,246,612**	**4,762,666**	**(102,838)**	**4,659,828**

All amounts in thousands Reais, except as otherwise stated

8 Inventories

	Consolidated		Parent company	
	Mar/22	Dec/21	Mar/22	Dec/21
Finished goods	9.661.768	9.271.708	6.797.441	5.887.477
Semi-finished goods	742.006	568.914	742.006	568.914
Raw materials, production inputs and packaging	3.361.570	3.356.660	2.795.472	2.658.935
Maintenance materials	721.779	766.994	371.478	352.009
Advances to suppliers	312.126	62.573	294.095	45.558
Imports in transit	2.149.370	2.308.252	2.149.370	2.308.252
Total	**16.948.619**	**16.335.101**	**13.149.862**	**11.821.145**

All amounts in thousands Reais, except as otherwise stated

9 Related parties

(a) Consolidated

								Consolidated
	Balances at March 31, 2022				Balances at December 31, 2021			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		7,734	5,277	13,011		4,894	7,346	12,240
Inventories (advance to suppliers)		182,790		182,790		9,927		9,927
Other receivabels	10,340	287		10,627		287		287
Non-current								
Other receivabels		38,987		38,987		38,987		38,987
Total assets	**10,340**	**229,798**	**5,277**	**245,415**		**54,095**	**7,346**	**61,441**
Liabilities								
Current								
Trade payables	40,757	329,288	11,213	381,258	103,259	134,063	11,113	248,435
Other payables		319,685	314	319,999		296,984	345	297,329
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,124,736	3,124,736			3,646,538	3,646,538
Total liabilities	**40,757**	**648,973**	**3,136,263**	**3,825,993**	**103,259**	**431,047**	**3,657,996**	**4,192,302**

	Three-month period ended March 31, 2022				Three-month period ended March 31, 2021			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		65,487	123,425	188,912		41,779	108,438	150,217
Purchases of raw materials, finished goods services and utilities	(55,734)	(6,601,800)	(59)	(6,657,593)	(45,563)	(4,294,569)		(4,340,132)
Financial income (expenses), net	(16)	(8)	(50,120)	(50,144)	(79)	(8,087)	(138,666)	(146,832)
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(11,074)	(11,074)			(9,199)	(9,199)
Other expenses		(26,643)		(26,643)				

All amounts in thousands Reais, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at March 31, 2022
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets											
Current											
Cash and equivalents						1,485,341					1,485,341
Financial investments						1,605,457					1,605,457
Trade accounts receivable		1,082,384		28,794	86,106		42,598		7,734	5,277	1,252,893
Inventories (advance to suppliers)									182,790		182,790
Dividends and interest on capital							2,169				2,169
Other receivables - Related parties											
Other receivables		7,307		54	5		64	10,340	287		18,057
Non-current											
Other receivables - Related parties											
Loan agreements							1,262				1,262
Other receivables									38,987		38,987
Total assets		1,089,691		28,848	86,111	3,090,798	46,093	10,340	229,798	5,277	4,586,956
Liabilities											
Current											
Trade payables		9,243,747		3			18,252	40,750	329,288	11,213	9,643,253
Borrowings		15,472	33,777								49,249
Accounts payable to related parties											
Advance to export	17,229		417,945	5,558							440,732
Other payables		169,835									169,835
Other		7,628							319,685	314	327,627
Non-current											
Borrowings		647,541	1,184,450								1,831,991
Accounts payable to related parties											
Advance to export	2,185,280		24,622,830	393,238							27,201,348
Total liabilities	2,202,509	10,084,223	26,259,002	398,799			18,252	40,750	648,973	11,527	39,664,035

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Three-month period ended March 31, 2022
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions											
Sales of products		1,525,154		32,778	122,186		54,696		65,487	123,425	1,923,726
Purchases of raw materials, finished products services and utilities		(7,789,401)		(4)			(52,805)	(55,704)	(6,601,800)	(59)	(14,499,773)
Financial income (expenses), net	343,121	1,214,727	3,855,079	57,608	(21,499)	90,745	(9,451)	(16)	(8)	(1,658)	5,528,648
General and administrative expenses - Vexty										(10,775)	(10,775)
Other expenses									(26,643)		(26,643)

All amounts in thousands Reais, except as otherwise stated

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at December 31, 2021
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets											
Current											
Cash and equivalents						1,140,705					1,140,705
Financial investments						2,966,206					2,966,206
Trade accounts receivable		1,891,904		20,846	116,084		83,031		4,894	7,346	2,124,105
Inventories (advance to suppliers)									9,927		9,927
Other receivables		20,900	30	18,196	6		2,729		287		42,148
Non-current											
Other receivables									38,987		38,987
Other receivables - Related parties											
Loan agreements							1,486				1,486
Total assets		1,912,804	30	39,042	116,090	4,106,911	87,246		54,095	7,346	6,323,564
Liabilities											
Current											
Trade payables		10,826,971		4			22,102	103,257	134,063	11,113	11,097,510
Borrowings		959	9,695								10,654
Accounts payable to related parties											
Advance to export	68,262		945,161	15,466							1,028,889
Other payables		212,334									212,334
Other		18,575							296,984	345	315,904
Non-current											
Borrowings		837,075	1,395,125								2,232,200
Accounts payable to related parties											
Advance to export	2,506,445		28,857,536	463,181							31,827,162
Total liabilities	2,574,707	11,895,914	31,207,517	478,651			22,102	103,257	431,047	11,458	46,724,653

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Three-month period ended March 31, 2021
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions											
Sales of products		1,055,378		9,778	76,845		32,750		41,779	108,438	1,324,968
Purchases of raw materials, finished products services and utilities		(1,817,492)		(1,898)			(38,694)	(45,563)	(4,294,569)		(6,198,216)
Financial income (expenses), net	(844,392)	(740,594)	(3,282,806)	(49,641)	8,092	30,867	1,525	(79)	(8,087)	(67)	(4,885,182)
General and administrative expenses - Vexty										(8,933)	(8,933)

All amounts in thousands Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended March 31, 2022, the main agreements entered into with related parties were as follows:

(i) In February 2022, the Company entered into an eletromechanical assembly service agreement for the investment to expand the production capacity of the Ethylene-Ethanol Unit located in Triunfo, Rio Grande do Sul ("Q2 RS") with the company Tenenge Engenharia Ltda., with duration from February 9, 2022 to July 31, 2023. The estimated amount of the agreement is R$120,000.

(ii) In March 2022, the Company entered into an agreement with Companhia de Gás de Alagoas S.A. for the supply of piped natural gas to Braskem's units in the state of Alagoas, with duration until December 2024. The estimated amount of the agreement is R$1,500,000.

(iii) In March 2021, the Company entered into an agreement with Companhia de Gás do Estado do Rio Grande do Sul for the acquisition of natural gas, via a local gas distribution pipeline. The agreement was extended via the second amendment entered into in March 2022, which extended its duration until June 2023. The maximum amount of the amendment is R$270,000.

(d) Compensation of key managers

		Consolidated
Statement of profit or loss transactions	**Mar/22**	**Mar/21**
Remuneration		
Wages and recurring benefits	11,391	9,249
Short-term variable compensation	10,104	8,487
Post-employment benefit	352	252
Long term incentive plan	3,397	4,326
Total	**25,244**	**22,314**

All amounts in thousands Reais, except as otherwise stated

10 Taxes recoverable

		Consolidated		Parent company	
		Mar/22	Dec/21	Mar/22	Dec/21
Parent Company and subsidiaries in Brazil					
IPI		2,541	521	2,541	521
Value-added tax on sales and services (ICMS)		315,172	291,424	314,671	291,424
ICMS - credits from PP&E		244,461	224,308	244,292	224,308
Social integration program (PIS) and social contribution on revenue (COFINS)		327,492	250,491	317,503	250,491
PIS and COFINS - credits from PP&E		485,340	447,476	485,340	447,476
REINTEGRA program		21,905	21,764	21,905	21,764
Federal tax credits	(a)	393,304	948,448	393,304	948,448
Other		105,204	88,684	97,788	73,843
Foreign subsidiaries					
Value-added tax ("IVA")		299,577	348,021		
Other		57,104	59,579		
Total		2,252,100	2,680,716	1,877,344	2,258,275
Current assets		970,265	1,428,658	850,253	1,301,432
Non-current assets		1,281,835	1,252,058	1,027,091	956,843
Total		2,252,100	2,680,716	1,877,344	2,258,275

(a) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation basis for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991.

In the period ended March 31, 2022, no final and unappealable decisions were certified.

Of the total tax credit recorded by the Company related to this topic, since 2019, R$4,861,481 already has been offset. On March 31, 2022, the balance is R$232,929, of which R$231,169 was classified under current assets (2021: R$787,676) and R$1,760 under non-current assets (R$1,744 in 2021).

All amounts in thousands Reais, except as otherwise stated

11 Investments

(a) Information on investments

	Adjusted net profit (loss) for the period		Adjusted equity	
	Mar/22	Mar/21	Mar/22	Dec/21
Direct subsidiaries				
BM Insurance	(11)	(2,053)	4,645	4,822
Braskem Argentina	(15,052)	11,246	80,927	103,221
Braskem Chile	7,070	1,668	52,657	50,275
Braskem Energy	449		26,011	25,562
Braskem Finance	110,083	(64,792)	(672,402)	(782,485)
Braskem Holanda	1,927,139	1,855,030	20,273,452	22,328,631
Braskem Inc.	(9,625)	5,718	7,198	16,824
Braskem México	(1,971)	5,113	319,866	369,658
Cetrel	18,713	8,433	292,223	274,246
Lantana	226	(135)	(1,273)	(1,500)
Voqen Energia	22		1,022	
Indirect subsidiaries				
Braskem Alemanha	782,505	888,125	7,069,706	7,504,251
Braskem America	839,086	861,059	6,641,634	6,925,245
Braskem America Finance	(4,529)	235	(212,270)	(245,200)
Braskem Holanda Finance	531	3,873	13,907	15,604
Braskem Holanda Inc	(1,066)	(53)	239,887	9,126
Braskem Idesa	226,888	(334,021)	(5,660,212)	(7,046,221)
Braskem Idesa Serviços	356	(133)	35,969	40,894
Braskem Índia		(513)	2,269	2,728
Braskem México Sofom	47,141	1,210	2,282,980	2,636,786
Braskem México Serviços	(1)	(1)	43	
DAC	16,300	6,345	102,038	92,799
Terminal Química	(65)		(60)	4
Jointly-controlled investment				
Refinaria de Petróleo Riograndense S.A.	38,111	2,258	85,752	50,064
Associate				
Borealis Brasil S.A.	8,364	11,363	216,801	205,568

All amounts in thousands Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

investments	Subsidiaries and jointly-controlled investment			
	Diretas	Indiretas	Domestic associate	Total
Balances at December 31, 2021	**22,764,042**	**424,770**	**41,112**	**23,229,924**
Equity of investments				
Effect on profit or loss	1,934,508	44,293	2,247	1,981,048
Adjustment of profit in inventories	(91,871)			(91,871)
Equity valuation adjustments	203,511			203,511
Ajuste VJORA Mútuos com ligadas	59,883			59,883
Currency translation adjustments	(3,659,200)	(68,890)		(3,728,090)
Capital increase	1,000			1,000
Dividends and interest on equity	(649,617)			(649,617)
Balances at March 31, 2022	**20,562,256**	**400,173**	**43,359**	**21,005,788**
Provision for loss in subsidiaries				
Balances at December 31, 2021	**(783,930)**			**(783,930)**
Reversal provision for loss	110,083			110,083
Ajuste VJORA Mútuos com ligadas	82,913			82,913
Currency translation adjustments	218			218
Balances at March 31, 2022	**(590,716)**			**(590,716)**

(c) Equity accounting results

	Parent company	
	Mar/22	Mar/21
Equity in results of subsidiaries, associate and jointly-controlled	1,889,177	1,814,191
Reversal (provision) for loss	110,083	(64,922)
Dividends received / other		154
	1,999,260	**1,749,423**

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company's consolidated quarterly information:

All amounts in thousands Reais, except as otherwise stated

Balance sheet

	Consolidated Braskem Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated	
	Mar/22	Dec/21		Mar/22	Dec/21		Mar/22	Dec/21	Mar/22	Dec/21
Assets										
Curent										
Cash and cash equivalents	8,247,380	6,907,355		1,867,376	1,773,331				10,114,756	8,680,686
Financial investments	2,075,501	3,492,710							2,075,501	3,492,710
Trade accounts receivable	6,679,952	6,607,762		1,080,150	1,225,479		(524,435)	(679,676)	7,235,667	7,153,565
Inventories	16,092,398	15,325,001		856,221	1,010,100				16,948,619	16,335,101
Taxes recoverable	941,161	1,402,100		29,104	26,558				970,265	1,428,658
Income tax and social contribution	1,041,631	1,189,812							1,041,631	1,189,812
Derivatives	317,341	33,816							317,341	33,816
Other receivables	920,769	841,473		133,230	137,624				1,053,999	979,097
	36,316,133	**35,800,029**		**3,966,081**	**4,173,092**		**(524,435)**	**(679,676)**	**39,757,779**	**39,293,445**
Non-current										
Financial investments	16,692	16,845							16,692	16,845
Taxes recoverable	1,049,942	983,655		231,893	268,403				1,281,835	1,252,058
Income tax and social contribution	234,297	230,069							234,297	230,069
Deferred tax	4,261,265	6,481,642		1,268,170	1,775,610				5,529,435	8,257,252
Related parties	8,642,473	10,064,320				(ii)	(8,642,473)	(10,064,320)		
Derivatives	97,607	51							97,607	51
Judicial deposits	201,321	194,212							201,321	194,212
Other receivables	238,507	354,083		21,739	24,964				260,246	379,047
Investments	84,840	58,923							84,840	58,923
Property, plant and equipment	22,339,654	23,510,588		12,486,605	14,483,720	(iii)	(654,948)	(769,178)	34,171,311	37,225,130
Intangible	2,553,921	2,572,675		267,403	304,624				2,821,324	2,877,299
Right of use of assets	2,180,507	2,427,633		294,234	352,404				2,474,741	2,780,037
	41,901,026	**46,894,696**		**14,570,044**	**17,209,725**		**(9,297,421)**	**(10,833,498)**	**47,173,649**	**53,270,923**
Total assets	**78,217,159**	**82,694,725**		**18,536,125**	**21,382,817**		**(9,821,856)**	**(11,513,174)**	**86,931,428**	**92,564,368**
Liabilities and shareholders' equity										
Current										
Trade payables	11,878,706	11,861,563		699,398	871,379		(524,435)	(679,676)	12,053,669	12,053,266
Borrowings	2,246,490	1,343,494							2,246,490	1,343,494
Debentures	60,183	59,088							60,183	59,088
Braskem Idesa Borrowings				118,464	86,765				118,464	86,765
Payroll and related charges	603,873	1,095,040		71,285	75,306				675,158	1,170,346
Taxes payable	1,015,996	1,003,813		8,158	8,303				1,024,154	1,012,116
Income tax and social contribution	1,464,122	1,672,844							1,464,122	1,672,844
Lease	580,311	598,523		61,945	76,843				642,256	675,366
Provision - geological event in Alagoas	4,036,094	4,378,071							4,036,094	4,378,071
Other payables	1,876,780	2,495,544		172,331	246,623				2,049,111	2,742,167
	23,762,555	**24,507,980**		**1,131,581**	**1,365,219**		**(524,435)**	**(679,676)**	**24,369,701**	**25,193,523**
Non-current										
Loan agreements	28,667,150	33,553,766							28,667,150	33,553,766
Braskem Idesa Borrowings				10,350,418	12,224,770				10,350,418	12,224,770
Debentures	125,404	137,830							125,404	137,830
Accounts payable to related parties				8,676,804	10,134,287	(ii)	(8,676,804)	(10,134,287)		
Loan to non-controlling shareholders of Braskem Idesa			(v)	3,124,736	3,646,538				3,124,736	3,646,538
Deferred income tax and social contribution	1,190,994	1,407,434							1,190,994	1,407,434
Provision for losses on subsidiaries	4,245,159	5,284,666				(iv)	(4,245,159)	(5,284,666)		
Lease	1,804,798	2,147,745		270,148	333,303				2,074,946	2,481,048
Provision - geological event in Alagoas	3,118,189	3,283,188							3,118,189	3,283,188
Other payables	3,598,152	4,406,733		22,032	25,710				3,620,184	4,432,443
	42,749,846	**50,221,362**		**22,444,138**	**26,364,608**		**(12,921,963)**	**(15,418,953)**	**52,272,021**	**61,167,017**
Shareholders' equity										
Attributable to the Company's shareholders	11,598,668	7,865,819		(5,039,594)	(6,347,010)		5,039,595	6,347,010	11,598,669	7,865,819
Non-controlling interest in subsidiaries	106,090	99,564					(1,415,053)	(1,761,555)	(1,308,963)	(1,661,991)
	11,704,758	**7,965,383**		**(5,039,594)**	**(6,347,010)**		**3,624,542**	**4,585,455**	**10,289,706**	**6,203,828**
Total liabilities and shareholders' equity	**78,217,159**	**82,694,725**		**18,536,125**	**21,382,817**		**(9,821,856)**	**(11,513,174)**	**86,931,428**	**92,564,368**

(i) Consolidation of Braskem Idesa with its direct subsidiaries Braskem Idesa Serviços and Terminal Química.
(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% per year, to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands Reais, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Mar/22	Mar/21	Mar/22	Mar/21	Mar/22	Mar/21	Mar/22	Mar/21
Net revenue	**25,652,002**	**21,914,918**	**1,807,180**	**1,066,610**	**(727,738)**	**(289,360)**	**26,731,444**	**22,692,168**
Cost of products sold	(21,194,425)	(15,128,634)	(1,151,200)	(632,229)	744,196	306,665	(21,601,429)	(15,454,198)
	4,457,577	**6,786,284**	**655,980**	**434,381**	**16,458**	**17,305**	**5,130,015**	**7,237,970**
Income (expenses)								
Selling and distribution	(483,591)	(414,746)	(64,116)	(57,363)			(547,707)	(472,109)
(Loss) reversals for impairment of trade accounts receivable	(8,978)	1,740	(178)	(178)			(9,156)	1,562
General and administrative	(566,439)	(468,848)	(47,108)	(50,424)		42	(613,547)	(519,230)
Research and development	(72,920)	(62,173)					(72,920)	(62,173)
Results from equity investments	186,760	(248,129)			(170,166)	250,499	16,594	2,370
Other income	38,598	778,766	59	141			38,657	778,907
Other expenses	(177,295)	(187,233)	5,643	(40,184)			(171,652)	(227,417)
	3,373,712	**6,185,661**	**550,280**	**286,373**	**(153,708)**	**267,846**	**3,770,284**	**6,739,880**
Financial results								
Financial expenses	(1,093,803)	(1,429,087)	(367,439)	(377,718)	108,060	115,666	(1,353,182)	(1,691,139)
Financial income	457,295	1,029,438	3,359	4,831	(108,060)	(115,666)	352,594	918,603
Exchange rate variations, net	2,046,240	(2,272,618)	228,777	(479,331)	(27,030)	61,137	2,247,987	(2,690,812)
	1,409,732	**(2,672,267)**	**(135,303)**	**(852,218)**	**(27,030)**	**61,137**	**1,247,399**	**(3,463,348)**
Profit (loss) before income tax and social contribution	**4,783,444**	**3,513,394**	**414,977**	**(565,845)**	**(180,738)**	**328,983**	**5,017,683**	**3,276,532**
IR and CSL - current and deferred	(892,786)	(1,016,119)	(177,518)	153,338			(1,070,304)	(862,781)
Net profit (loss) for the period	**3,890,658**	**2,497,275**	**237,459**	**(412,507)**	**(180,738)**	**328,983**	**3,947,379**	**2,413,751**

All amounts in thousands Reais, except as otherwise stated

Statement of cash flows

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Mar/22	Mar/21	Mar/22	Mar/21	Mar/22	Mar/21	Mar/22	Mar/21
Profit (loss) before income tax and social contribution	4,783,444	3,513,394	414,977	(565,845)	(180,738)	328,983	5,017,683	3,276,532
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	815,141	759,904	211,262	189,065	(16,459)	(17,347)	1,009,944	931,622
Results from equity investments	(186,760)	248,129			170,166	(250,499)	(16,594)	(2,370)
Interest and monetary and exchange variations, net	(2,668,477)	2,670,980	54,141	843,005	27,031	(61,137)	(2,587,305)	3,452,848
Reversal of provisions	9,914	56,510					9,914	56,510
(Reversal) provision - geological event in Alagoas	87,864	(139,155)					87,864	(139,155)
PIS and COFINS credits - exclusion of ICMS from the calculation basis		(557,897)						(557,897)
Loss (reversals) for impairment of trade accounts receivable	9,156	(1,666)		104			9,156	(1,562)
Provision for losses and write-offs of long-lived assets	(6,349)	(8,607)	467				(5,882)	(8,607)
	2,843,933	**6,541,592**	**680,847**	**466,329**			**3,524,780**	**7,007,921**
Changes in operating working capital								
Financial investments	1,463,022	(224,147)					1,463,022	(224,147)
Trade accounts receivable	(533,217)	(1,745,914)	31,490	(135,908)	(155,241)	69,639	(656,968)	(1,812,183)
Inventories	(1,270,017)	(3,149,318)	12,032	(118,222)			(1,257,985)	(3,267,540)
Taxes recoverable	(116,641)	1,043,025	(21,115)	34,041			(137,756)	1,077,066
Prepaid expenses	(12,920)	6,883	(235,379)	151,549			(248,299)	158,432
Other receivables	(13,483)	(195,116)	(1,706)	3,961			(15,189)	(191,155)
Trade payables	1,817,826	2,411,912	(104,133)	126,285	155,241	(69,639)	1,868,934	2,468,558
Taxes payable	254,819	(102,179)	238,878	(150,417)			493,697	(252,596)
Advances from customers	(42,335)	33,401	12,224	6,365			(30,111)	39,766
Leniency agreement	(317,867)	(302,640)					(317,867)	(302,640)
Sundry provisions	(70,926)	(118,301)	(78,985)	23,400			(149,911)	(94,901)
Geological event in Alagoas	(643,004)	(597,240)					(643,004)	(597,240)
Other payables	(759,486)	(257,676)	27,985	1,228			(731,501)	(256,448)
Cash generated from operations	**2,599,704**	**3,344,282**	**562,138**	**408,611**			**3,161,842**	**3,752,893**
Interest paid	(888,798)	(1,042,782)	(157,929)	(87,847)			(1,046,727)	(1,130,629)
Income tax and social contribution paid	(405,842)	(314,714)	(68)	(3,757)			(405,910)	(318,471)
Net cash generated by operating activities	**1,305,064**	**1,986,786**	**404,141**	**317,007**			**1,709,205**	**2,303,793**
Proceeds from the sale of fixed assets and intangible assets	465	15,169					465	15,169
Additions to investment in subsidiaries	(13,835)						(13,835)	
Acquisitions to property, plant and equipment and intangible assets	(646,513)	(458,553)	(51,953)	(31,690)			(698,466)	(490,243)
Net cash used in investing activities	**(659,883)**	**(443,384)**	**(51,953)**	**(31,690)**			**(711,836)**	**(475,074)**
Short-term and long-term debt								
Acquired	1,647,625						1,647,625	
Payments	(125,284)	(3,211,015)					(125,284)	(3,211,015)
Related parts				(238,617)				(238,617)
Lease	(188,754)	(182,313)	(12,736)	(14,572)			(201,490)	(196,885)
Dividends paid	(156)	(5)					(156)	(5)
Cash generated (used) in financing activities	**1,333,431**	**(3,393,333)**	**(12,736)**	**(253,189)**			**1,320,695**	**(3,646,522)**
Exchange variation on cash of foreign subsidiaries	(638,587)	389,325	(245,407)	59,048			(883,994)	448,373
Increase in cash and cash equivalents	**1,340,025**	**(1,460,606)**	**94,045**	**91,176**			**1,434,070**	**(1,369,430)**
Represented by								
Cash and cash equivalents at the beginning for the period	6,907,355	12,958,419	1,773,331	904,433			8,680,686	13,862,852
Cash and cash equivalents at the end for the period	8,247,380	11,497,813	1,867,376	995,609			10,114,756	12,493,422
Increase in cash and cash equivalents	**1,340,025**	**(1,460,606)**	**94,045**	**91,176**			**1,434,070**	**(1,369,430)**

All amounts in thousands Reais, except as otherwise stated

12 Property, plant and equipment

						Consolidated
			Mar/22			Dec/21
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	639,280		639,280	687,764		687,764
Buildings and improvements	7,751,965	(3,190,739)	4,561,226	8,591,020	(3,409,532)	5,181,488
Machinery, Equipment and Facilities	54,735,685	(30,968,022)	23,767,663	57,535,343	(31,243,155)	26,292,188
Projects and stoppage in progress	4,736,845		4,736,845	4,449,433		4,449,433
Other	2,057,119	(1,590,822)	466,297	2,215,503	(1,601,246)	614,257
Total	**69,920,894**	**(35,749,583)**	**34,171,311**	**73,479,063**	**(36,253,933)**	**37,225,130**

						Parent company
			Mar/22			Dec/21
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	344,201		344,201	344,201		344,201
Buildings and improvements	1,976,911	(1,308,648)	668,263	1,975,689	(1,293,170)	682,519
Machinery, Equipment and Facilities	35,145,538	(24,569,366)	10,576,172	34,885,274	(24,118,647)	10,766,627
Projects and stoppage in progress	3,671,469		3,671,469	3,423,574		3,423,574
Other	1,510,219	(1,156,440)	353,779	1,461,004	(1,131,858)	329,146
Total	**42,648,338**	**(27,034,454)**	**15,613,884**	**42,089,742**	**(26,543,675)**	**15,546,067**

Capitalized charges in the three-month period ended March 31, 2022 were R$41,557 in the Consolidated and R$35,647 in the Parent Company (at March 31, 2021, R$35,707 in the Consolidated and R$25,493 in the Parent Company).

At March 31, 2022, the acquisitions of property, plant and equipment with payment installments is R$238,628 in the Consolidated and R$216,309 in the Parent Company (at December 31, 2021, R$295,056 in the Consolidated and R$259,076 in the Parent Company).

The Management there were no identify events indicating that the carrying amount exceeds its recoverable amount on March 31, 2022.

All amounts in thousands Reais, except as otherwise stated

13 Intangible assets

						Consolidated
			Mar/22			Dec/21
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Brands and patents	510,593	(230,306)	280,287	549,196	(235,408)	313,788
Software licenses	1,095,467	(743,917)	351,550	1,123,619	(755,099)	368,520
Customers and Suppliers Agreements	392,666	(262,053)	130,613	392,666	(256,549)	136,117
Total	**5,186,404**	**(2,365,080)**	**2,821,324**	**5,253,159**	**(2,375,860)**	**2,877,299**

						Parent company
			Mar/22			Dec/21
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Brands and patents	251,118	(184,314)	66,804	251,118	(183,170)	67,948
Software licenses	822,112	(563,474)	258,638	813,795	(550,004)	263,791
Customers and Suppliers Agreements	392,181	(262,054)	130,127	392,181	(256,550)	135,631
Total	**4,653,089**	**(2,138,646)**	**2,514,443**	**4,644,772**	**(2,118,528)**	**2,526,244**

14 Right-of-use assets and lease liability

(a) Right-of-use assets

						Consolidated
			Mar/22			Dec/21
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	386,750	(133,712)	253,038	396,348	(131,036)	265,312
Computer equipment and goods	20,114	(11,905)	8,209	20,478	(11,178)	9,300
Machinery and equipment	1,227,475	(491,032)	736,443	1,223,986	(430,732)	793,254
Ships	1,288,738	(652,108)	636,630	1,297,453	(600,792)	696,661
Rail cars	1,351,225	(537,154)	814,071	1,566,872	(580,811)	986,061
Vehicles	42,758	(16,408)	26,350	43,510	(14,061)	29,449
Total	**4,317,060**	**(1,842,319)**	**2,474,741**	**4,548,647**	**(1,768,610)**	**2,780,037**

						Parent company
			Mar/22			Dec/21
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	178,364	(77,058)	101,306	154,874	(69,828)	85,046
Computer equipment and goods	17,848	(10,714)	7,134	17,848	(9,890)	7,958
Machinery and equipment	1,205,013	(478,308)	726,705	1,197,809	(416,764)	781,045
Ships	926,351	(426,503)	499,848	877,068	(379,151)	497,917
Vehicles	39,319	(14,362)	24,957	39,399	(12,067)	27,332
Total	**2,366,895**	**(1,006,945)**	**1,359,950**	**2,286,998**	**(887,700)**	**1,399,298**

All amounts in thousands Reais, except as otherwise stated

(b) Lease liability

	Consolidated	Parent company
Balances at December 31, 2021	**3,156,414**	**1,678,122**
New contracts	93,020	80,444
Disposals	(1,389)	(1,389)
Interests and monetary and exchange variations, net	(86,888)	(88,292)
Currancy translation adjustments (*)	(200,619)	
Payments	(201,490)	(112,285)
Interest paid	(41,846)	(26,900)
Balances at March 31, 2022	**2,717,202**	**1,529,700**
Current liability	642,256	356,417
Non-current liability	2,074,946	1,173,283
Total	**2,717,202**	**1,529,700**

(*) Exchange effect arising from the translation of financial statements of subsidiaries abroad.

(c) Non-cash transactions

The net effect of additions and disposals of leasing that not affect the cash flow in the period ended March 31, 2022 are: R$91,631 in the Consolidated (R$174,304 in the period ended March 31, 2021) and R$79,055 in the Parent Company (R$19,646 in the period ended March 31, 2021).

All amounts in thousands Reais, except as otherwise stated

15 Trade payables

	Note	Consolidated		Parent company	
		Mar/22	Dec/21	Mar/22	Dec/21
Trade payables:					
Domestic market					
Third parties		1,279,406	1,505,841	1,268,547	1,535,380
Third parties (forfait)	(i)	332,298	487,806	332,298	487,806
Total Third parties					
Related parties		134,994	208,287	134,987	230,387
Related parties (forfait)	(i)	246,264	40,148	246,264	40,148
Total Related parties	9				
Foreign market	(ii)				
Third parties		10,125,389	9,962,736	476,601	395,957
Related parties	9			9,243,750	10,826,975
Present value adjustment - foreign market	(iii)	(57,706)	(40,088)	(46,775)	(32,343)
		12,060,645	**12,164,730**	**11,655,672**	**13,484,310**
Current liabilities		12,053,669	12,053,266	11,648,696	13,372,846
Non-current liabilities		6,976	111,464	6,976	111,464
Total		**12,060,645**	**12,164,730**	**11,655,672**	**13,484,310**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$4.8 billion (2021: R$4,7 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) The rate for calculating the Present Value Adjustment ("PVA") applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands Reais, except as otherwise stated

16 Borrowings

(a) Borrowings

		Annual financial charges (%)	Consolidated Mar/22	Dec/21
Foreign currency				
Bonds	(i)	Note 16 (c)	25,395,079	30,322,998
Export prepayment		Note 16 (d)	947,618	
Investments		US dollar exchange variation + semiannual Libor + interest between 0.65 and 1.70	2,124,814	2,612,386
Other		US dollar exchange variation + semiannual Libor + interest up to 0.90	1,755,304	2,090,673
Transactions costs			(487,886)	(594,048)
			29,734,929	34,432,009
Current liabilities			2,180,659	1,284,483
Non-current liabilities			27,554,270	33,147,526
Total			29,734,929	34,432,009
Local currency				
Agribusiness Receivables Certificates ("CRA")		Note 16 (e)	747,610	
BNDES		IPCA + 6.04	423,940	435,778
FINEP/FINISA	(ii)	3.55	2,297	2,605
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	(iii)	IPCA + interest between 2.39 and 2.78	4,346	4,616
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50	22,607	22,259
Transactions costs			(22,089)	(7)
			1,178,711	465,251
Current liabilities			65,831	59,011
Non-current liabilities			1,112,880	406,240
Total			1,178,711	465,251
Foreign currency and local currency				
Current liabilities			2,246,490	1,343,494
Non-current liabilities			28,667,150	33,553,766
Total			30,913,640	34,897,260

	Controladora Mar/22	Dec/21
Foreign currency		
Current liabilities	1,045,504	67,529
Non-current liabilities	2,045,162	2,438,333
	3,090,666	2,505,862
Local currency		
Current liabilities	63,096	56,246
Non-current liabilities	1,109,236	402,074
	1,172,332	458,320
Foreign currency and local currency		
Current liabilities	1,108,600	123,775
Non-current liabilities	3,154,398	2,840,407
Total	4,262,998	2,964,182

(i) Braskem has fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance. The guarantees are senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt.

(ii) Borrowings were made by Braskem and the subsidiary DAC, which provided bank guarantee as collateral.

(iii) Borrowings were made by the subsidiaries Cetrel and DAC, with bank guarantee and fiduciary assignment of liquidity fund in reserve account as collaterals.

All amounts in thousands Reais, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term debentures is as follows:

	Consolidated	
	Mar/22	Dec/21
2023	419,955	1,199,143
2024	3,371,751	3,965,917
2025	552,911	645,517
2026	532,602	622,032
2027	472,879	552,171
2028	6,611,723	7,081,301
2029	249,771	230,557
2030	7,300,809	8,535,493
2031	100,179	61,617
2033 and thereafter	9,054,570	10,660,018
Total	**28,667,150**	**33,553,766**

(c) Bonds

Issue date		Issue amount (US$)	Outstanding amount in US$: principal plus interests	Maturity	Interest (% per year)	Consolidated Mar/22	Dec/21
Jul-2011 and jul-2012		750,000	580,588	Jul-2041	7.13	2,750,710	3,296,917
Feb-2014 and may-2014		750,000	602,823	Feb-2024	6.45	2,856,054	3,417,741
Oct-2017		500,000	105,519	Jan-2023	3.50	499,930	593,964
Oct-2017		1,250,000	1,186,544	Jan-2028	4.50	5,621,608	6,695,263
Nov-2019		1,500,000	1,511,250	Jan-2030	4.50	7,160,000	8,527,701
Nov-2019		750,000	757,344	Jan-2050	5.88	3,588,143	4,287,829
Jul-2020	(i)	600,000	616,032	Jan-2081	8.50	2,918,634	3,503,583
Total		**6,100,000**	**5,360,100**			**25,395,079**	**30,322,998**

(i) This note is classified as a financial liability. According to the specific methodology applied by some rating agencies to calculate leverage, and only for such purpose, 50% of this bond is classified as a hybrid equity instrument. It can be repaid by the Company at par value in the 5th, 10th and 20th years.

(d) Export prepayments

Data da operação	Valor da operação US$	Saldo principal + juros US$	Vencimento	Encargos (% a.a.)	Consolidado Mar/22	Dec/21
mar-2022	200,000	200,012	mar-2023	Var cambial US$ + Term SOFR mensal + 0,80	947,618	
Total	**200,000**	**200,012**			**947,618**	

(e) Agribusiness Receivables Certificates

Issue date	Issue amount	Issuer	Series	Maturity	Charges (% per year)	Consolidated Mar/22	Dec/21
Jan-2022	581,602	Braskem S.A.	1ª	Dec-2028	IPCA + 5.54%	603,280	
Jan-2022	139,134	Braskem S.A.	2ª	Dec-2031	IPCA + 5.57%	144,330	
Total	**720,736**					**747,610**	

All amounts in thousands Reais, except as otherwise stated

17 Braskem Idesa Financing

Identification	Principal amount US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated Mar/22	Dec/21
Bonds						
Bond I	900,000	925,144	nov-2029	Us dollar exchange variation + 7.45	4,400,557	5,104,463
Bond II	1,200,000	1,209,320	feb-2032	Us dollar exchange variation +6.99	5,752,276	6,834,805
	2,100,000	2,134,464			10,152,833	11,939,268
Others	150,000	151,241	Oct-2026	Us dollar exchange variation + quarterly Libor + 4.00	719,395	849,859
Transactions costs					(403,346)	(477,592)
Total					10,468,882	12,311,535
Current liabilities					118,464	86,765
Non-current liabilities					10,350,418	12,224,770
Total					10,468,882	12,311,535

The amount of the financings with maturities in the long term are as follows:

	Consolidated Mar/22	Dec/21
2023	68,639	67,649
2024	56,708	68,694
2025	57,436	69,530
2026	344,364	408,445
2029	4,144,173	4,900,399
2032	5,679,098	6,710,053
Total	**10,350,418**	**12,224,770**

All amounts in thousands Reais, except as otherwise stated

18 Debentures

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Consolidated Mar/22	Dec/21
mar-2013	DAC	Only	mar-2025	IPCA + 6%	141,741	150,013
sep-2013	Cetrel	Only	Sep-2025	126.5% of CDI	43,846	46,905
					185,587	**196,918**
Current liabilities					60,183	59,088
Non-current liabilities					125,404	137,830
Total					**185,587**	**196,918**

The maturity profile of the long-term debentures is as follow:

	Consolidated Mar/22	Dec/21
2023	43,491	57,045
2024	57,997	57,096
2025	23,916	23,689
Total	**125,404**	**137,830**

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

19 Reconciliation of borrowing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing						Consolidated
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**34,897,260**	**196,918**	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Acquired	1,647,625		1,647,625				
Payments	(115,433)	(9,851)	(125,284)			(201,490)	(156)
Cash used in financing activities	**1,532,192**	**(9,851)**	**1,522,341**			**(201,490)**	**(156)**
Other changes							
Interest paid	(843,382)	(8,345)	(851,727)	(153,154)		(41,846)	
Interest and monetary and exchange variations, net	(441,938)	6,865	(435,073)	(99,688)	(48,461)	(86,888)	
VAT on loan					(35,943)		
New contracts						93,020	
Disposal						(1,389)	
Currency translation adjustments	(4,230,492)		(4,230,492)	(1,589,811)	(437,398)	(200,619)	
Additional dividends of subsidiary							1,236
	(5,515,812)	**(1,480)**	**(5,517,292)**	**(1,842,653)**	**(521,802)**	**(237,722)**	**1,236**
Balances at March 31, 2022	**30,913,640**	**185,587**	**31,099,227**	**10,468,882**	**3,124,736**	**2,717,202**	**11,618**
Current	2,246,490	60,183	2,306,673	118,464		642,256	11,618
Non Current	28,667,150	125,404	28,792,554	10,350,418	3,124,736	2,074,946	
Total	**30,913,640**	**185,587**	**31,099,227**	**10,468,882**	**3,124,736**	**2,717,202**	**11,618**

All amounts in thousands Reais, except as otherwise stated

20 Financial instruments

20.1 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Mar/22	Book value Dec/21	Fair value Mar/22	Fair value Dec/21
Cash and cash equivalents	5						
Cash and banks		Custo amortizado		6,153,688	5,050,822	6,153,688	5,050,822
Financial investments in Brazil		Valor justo através do resultado	Level 2	3,961,068	3,629,864	3,961,068	3,629,864
				10,114,756	**8,680,686**	**10,114,756**	**8,680,686**
Financial investments	6						
LFT´s and LF´s		Valor justo através do resultado	Level 2	1,364,185	2,337,171	1,364,185	2,337,171
Time deposit investments		Custo amortizado			106,271		106,271
Other		Valor justo através do resultado	Level 2	728,008	1,066,113	728,008	1,066,113
				2,092,193	**3,509,555**	**2,092,193**	**3,509,555**
Trade accounts receivable	7	Custo amortizado		**7,183,920**	**7,118,452**	**7,183,920**	**7,118,452**
Trade accounts receivable	7	Valor justo através de outros resultados abrangentes	Level 2	**62,692**	**48,508**	**62,692**	**48,508**
Trade payables	15	Custo amortizado		**12,060,645**	**12,164,730**	**12,060,645**	**12,164,730**
Borrowings	16	Custo amortizado					
Foreign currency - Bond			Level 1	25,395,079	30,322,998	25,759,676	33,690,876
Foreign currency - other			Level 2	4,827,736	4,703,059	4,493,085	4,696,970
Local currency			Level 2	1,200,800	465,258	1,803,188	451,899
				31,423,615	**35,491,315**	**32,055,949**	**38,839,745**
Braskem Idesa borrowings	17	Custo amortizado					
Bond			Level 1	10,152,833	11,939,268	10,127,919	12,197,524
Others			Level 2	719,395	849,859	835,861	931,141
				10,872,228	**12,789,127**	**10,963,780**	**13,128,665**
Debentures	18	Custo amortizado	Level 2	**185,587**	**196,918**	**128,574**	**195,570**
Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Custo amortizado		**3,124,736**	**3,646,538**	**3,124,736**	**3,646,538**
Leniency agreement	25	Custo amortizado		**826,478**	**1,123,296**	**826,478**	**1,123,296**

All amounts in thousands Reais, except as otherwise stated

20.2 Derivative financial instruments

Identification	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Extrinsic value	Accumulated OCI (equity) Intrinsic value	Fair value	Net (Asset)/ Liability Dec/21	Change in fair value	Financial settlement	Net (Asset)/ Liability Mar/22
Non-hedge accounting transactions									
Exchange swap	Argentine peso	Dollar				3	10	(11)	2
Swap C3/PGP	Propane	Propene				14,299	(2,158)	(12,141)	
Swap Nafta/Gasolina	Gasoline	Naphtha				(16,847)	(2,354)	6,471	(12,730)
						(2,545)	(4,502)	(5,681)	(12,728)
Hedge accounting transactions									
Dollar call and put options	Real	Dollar	2,561,758	(2,286,608)	275,150	85,216	(383,500)	23,134	(275,150)
Swaps CRA	Real	Fixed rates			46,197		(46,197)		(46,197)
Dollar swap CDI	Real	Dollar+Fixed rates			(144,210)	502,508	(201,558)	(156,740)	144,210
			2,561,758	(2,286,608)	177,137	587,724	(631,255)	(133,606)	(177,137)
Derivatives									
Assets									
Current assets						33,816			317,341
Non-current assets						51			97,607
Total						33,867			414,948
Liabilities									
Current liabilities						256,131			152,806
Non-current liabilities						362,915			72,277
Non-current liabilities						619,046			225,083
Balance - Liabilities (-) assets						585,179			(189,865)

(a) Hedge accounting transactions

(a.i) Dollar call and put options

On March 31, 2022, the Company holds a total notional amount of put options of R$1.6 billion, with an average strike price of US$1/4.82 and notional amount of call options of R$1.13 billion, with an average strike price of US$/R$6.86. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the other comprehensive income.

(a.ii) Dollar swaps

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 6 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the maturity of each installment.

All amounts in thousands Reais, except as otherwise stated

(a.iii) Dollar swaps - CRA

In March 2022, Braskem contracted swap operations with the purpose of offsetting part of the IPCA variation arising from the financings mentioned in Note 16 (e).

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net Mar/22	Dec/21
Swaps CRA	400,000	3.3143%	dec-2028	33,041	
Swaps CRA	141,298	3.3742%	dec-2031	13,156	
Total	**541,298**			**46,197**	

Derivatives	Mar/22	Dec/21
Current assets	46,197	
Total	**46,197**	

20.3 Non-derivative financial liabilities designated to hedge accounting

(a.1) Future exports in dollar – Braskem S.A.

On March 31, 2022, the exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	4,738,854

On March 31, 2022, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	4,738,854

In the first quarter of 2022, there were no discontinuations.

All amounts in thousands Reais, except as otherwise stated

The following table provides the balance of discontinued hedge accounting in March 31, 2022 (US$1,662,372), which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinuado referente ao 2° ao 4° Trimestre 2022	544,000	2.0017	3.9786	1,075,434
Hedge descontinuado referente ao 1° ao 4° Trimestre 2023	718,372	2.0017	4.3029	1,653,090
Hedge descontinuado referente ao 3° ao 4° Trimestre 2024	400,000	2.0017	5.6430	1,456,520
	1,662,372			**4,185,044**

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the three-month period ended March 31, 2022:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	175,000	2.0017	3.9786	345,958
	175,000			**345,958**

The changes in foreign exchange variation and Income Tax and Social Contribution under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2021	**(13,102,558)**	**4,454,869**	**(8,647,689)**
Exchange variation recorded in the period on OCI / IR and CSL	3,993,432	(1,357,767)	2,635,665
Exchange variation transferred to profit or loss / IR and CSL	345,958	(117,626)	228,332
Balances at March 31, 2022	**(8,763,168)**	**2,979,476**	**(5,783,692)**

All amounts in thousands Reais, except as otherwise stated

(a.ii) Future sales in USD – Braskem Idesa

As of March 31, 2022, designated and unrealized sales were as follows:

	Nominal value US$
2023	22,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,250,000

On March 31, 2022, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2023	22,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,250,000

In the first quarter of 2022, there were no discontinuations.

The following table provides the amounts of hedge accounting discontinued in March 31, 2022 (US$1,891,785), still recorded in Braskem Idesa's other comprehensive income, which will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Gross nominal value
Hedge discontinued in May 16, 2016	9.861	13,4541	17,9915	10.644
Hedge discontinued in December 2, 2019	620.922	13,6665	19,6113	878.157
Hedge discontinued in December 10, 2019	24.328	13,4541	19,3247	33.977
Hedge discontinued in February 18,2020	689	13,4541	18,5712	839
Hedge descontinuado em 20.10.21	1.235.985	13,6584	20,3587	1.970.159
	1.891.785			**2.893.776**

All amounts in thousands Reais, except as otherwise stated

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the three-month period ended March 31, 2022:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	29,136	13.6218	20.2827	194,072	49,302
	29,136			**194,072**	**49,302**

The changes in foreign exchange variation and Income Tax under other comprehensive income are as follows:

	Exchange variation	IR	Net effect
Balances at December 31, 2021	**(2,231,511)**	**670,192**	**(1,561,319)**
Exchange variation recorded in the period on OCI / IR	313,268	(93,980)	219,288
Exchange variation transferred to profit or loss / IR	49,302	(14,791)	34,511
Balances at March 31, 2022	**(1,868,941)**	**561,421**	**(1,307,520)**

20.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		Mar/2022	Dec/2021
Minimal Risk		60.69	65.39
Low Risk		31.93	26.65
Medium Risk		6.47	6.02
High Risk		0.48	1.54
Very High Risk	(i)	0.43	0.40

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

All amounts in thousands Reais, except as otherwise stated

The calculation below considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

	Last 12 months	
	Domestic market	Export market
March 31, 2022	0.01%	0.08%
March 31, 2021	0.01%	0.08%
March 31, 2021	0.02%	0.10%

For the export market, around 91% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 19% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

		Mar/22	Dec/21
Financial assets with risk assessment			
AAA		7,053,439	6,858,500
AA+		20,184	107,444
AA		593,253	816,408
AA-		51,122	73,888
A+		3,177,472	2,919,276
A		757	107,057
A-		984,901	236,969
BBB+		295,503	894
BBB		163	1,026,232
BBB-			554
BB+		242	50
BB		1,339	1,479
		12,178,375	12,148,751
Financial assets without risk assessment			
Quotas de fundos de investimentos em direitos creditórios		1,793	1,721
Other financial assets with no risk assessment	(i)	26,781	39,769
		28,574	41,490
Total		**12,206,949**	**12,190,241**

(i) Investments approved by the Management, in accordance with the financial policy.

All amounts in thousands Reais, except as otherwise stated

20.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On March 31, 2022, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on mark-to-market adjustment that could result in one month as from March 31, 2022, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$42,671 for put options and call options (Note 20.2(a.i)), US$8,426 for the CRA swap (Note 20.1(a.iii) and US$15,675 for the U.S. dollar swap (Note 20.2.1(a.ii)).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at March 31, 2022.

According to the Market Readout, at the end of 2022, the U.S. dollar will remain at approximately R$5.25, while the Selic rate should reach 13% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, published in March 2022, in comparison with the current level of the Federal Funds rate on March 31, 2022.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date March 31, 2022. Given the instability in the current economic scenario caused by the COVID-19 pandemic and the global effects resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company’s gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in thousands Reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Additional variation to the book value		
				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31,	Probable (USDBRL 5,25)	Reasonably possible (USDBRL 5,38)	Possible (USDBRL 6,66)
Brazilian real/U.S. dollar exchange rate				
Bonds	(35,547,913)	(3,843,058)	(4,795,884)	(14,387,651)
Export prepayments	(983,158)	(106,288)	(132,641)	(397,923)
Investments	(1,993,009)	(215,463)	(268,883)	(806,650)
SACE	(1,553,301)	(167,926)	(209,561)	(628,682)
Dollar call and put options (i)	275,150	(241,371)	(275,011)	(719,702)
Dollar swap x CDI	(144,209)	(97,166)	(121,830)	(370,113)
MONFORTE	(202,003)	(21,838)	(27,253)	(81,759)
Nexi	(96,266)	(10,407)	(12,988)	(38,963)
Other	(719,395)	(77,773)	(97,056)	(291,168)
Financial investments abroad	4,239,881	458,370	572,016	1,716,048
Dollar swap x IPCA	46,197	(52,130)	(66,678)	(199,390)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31,	Probable (4,81%)	Reasonably possible (1,57%)	Possible (2,78%)
Libor floating interest rate				
Export prepayments	(35,540)	(17,072)	(2,688)	(8,063)
Nexi	(96,266)	(76,102)	(11,981)	(35,943)
SACE	(1,553,301)	(1,024,739)	(161,331)	(483,993)
MONFORTE	(202,003)	(81,137)	(12,774)	(38,322)
Investments	(1,993,009)	(1,255,223)	(197,618)	(592,853)
Outros	(719,395)	(299,463)	(47,146)	(141,439)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31,	Probable (13%)	Reasonably possible (15,12%)	Possible (21,87%)
CDI interest rate				
Debentures	(44,022)	(1,790)	(4,949)	(16,033)
Financial investments in local currency	6,099,691	70,952	191,507	575,184

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31,	Probable (6,86%)	Reasonably possible (12,89%)	Possible (16,17%)
IPCA interest rate				
Debêntures	(142,052)	18,575	(7,003)	(22,122)
BNDES	(423,940)	203,095	(89,245)	(307,500)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(4,346)	642	(247)	(786)
CRA	(747,610)	316,896	(137,246)	(468,867)
Dollar swap x IPCA	46,197	(211,322)	74,278	226,173

				Ganhos (perdas)
Instrument / Sensitivity	Exposure value as March 31,	Probable (13%)	Reasonably possible (15,12%)	Possible (21,87%)
Selic interest rate				
Leniency agreement	(788,649)	(12,173)	(32,959)	(99,970)
Dollar swap x CDI	(144,209)	9,322	25,283	76,446

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands Reais, except as otherwise stated

21 Taxes payable

	Consolidated		Parent company	
	Mar/22	Dec/21	Mar/22	Dec/21
Brazil				
IPI	117,656	131,290	117,656	131,290
ICMS	430,369	485,302	429,212	483,916
PIS and COFINS	37,030	33,516	34,189	31,141
Other	41,402	46,117	38,643	43,595
Other countries				
Value-added tax	99,740	229,571		
Tax on financial income	294,445	346,817		
Total	**1,020,642**	**1,272,613**	**619,700**	**689,942**
Current liabilities	799,482	1,012,116	619,700	689,942
Non-current liabilities	221,160	260,497		
Total	**1,020,642**	**1,272,613**	**619,700**	**689,942**

22 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

	Consolidated		Parent company	
	Mar/22	Mar/21	Mar/22	Mar/21
Profit before IR and CSL	**5,017,683**	**3,276,532**	**4,391,661**	**3,185,266**
IR and CSL at the rate of 34%	(1,706,012)	(1,114,021)	(1,493,165)	(1,082,990)
Permanent adjustments to the IR and CSL calculation basis				
IR and CSL on equity in results of investees	5,642	806	679,590	594,804
Thin capitalization	(56,661)	(296,063)	(56,661)	(296,063)
Effect of the refund of Braskem America´s tax benefit	335,576	142,385	335,576	142,385
Difference of rate applicable to each country	335,272	291,821		
Other permanent adjustments	15,879	112,291	26,863	(49,191)
Effect of IR and CSL on results of operations	**(1,070,304)**	**(862,781)**	**(507,797)**	**(691,055)**
Current IR and CSL expense	(421,742)	(783,546)	(795)	(446,452)
Deferred IR and CSL expense	(648,562)	(79,235)	(507,002)	(244,603)
Total	**(1,070,304)**	**(862,781)**	**(507,797)**	**(691,055)**
Effective rate	**21.3%**	**26.3%**	**11.6%**	**21.7%**

All amounts in thousands Reais, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	**Mar/22**	**Dec/21**	**Mar/22**	**Dec/21**
Tax losses (IR) and negative base (CSL)	3,081,686	3,354,716	412,516	58,421
Goodwill amortized	2,368	2,459	2,368	2,459
Exchange variations	1,954,833	4,280,062	1,954,833	4,280,062
Temporary adjustments	4,336,670	4,782,277	3,968,271	4,374,027
Business combination	20,163	26,884	20,163	26,884
Actions without final judgement	68,061	68,061	68,061	68,061
Other	60,675	49,828	44,671	31,972
	9,524,456	**12,564,287**	**6,470,883**	**8,841,886**
Liability				
Amortization of goodwill based on future profitability	722,624	725,097	715,568	715,568
Tax depreciation	3,747,754	4,176,950	1,082,867	1,057,649
PIS/COFINS credit - exclusion of ICMS from the calculation	189,649	331,479	189,649	331,479
Temporary adjustments	146,284	88,993		
Present value adjustment and amortized cost	154,031	154,691	154,031	154,691
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	220,855	232,432	220,855	232,432
Other	4,818	4,827	4,818	4,818
	5,186,015	**5,714,469**	**2,367,788**	**2,496,637**

(c) Offset for the purpose of presentation in the consolidated statement of financial position

				Mar/22
	Headquarters (Country)	**Tax calculation**	**Offsetting**	**Balance**
Assets				
Braskem S.A	Brazil	6,470,883	(2,367,788)	4,103,095
Braskem Argentina	Argentina	9,029		9,029
Braskem America	USA	242,697	(242,697)	
Braskem Alemanha	Germany	37,364		37,364
Braskem Chile	Chile	41		41
Braskem Idesa	Mexico	2,645,627	(1,377,480)	1,268,147
Braskem Idesa Serviços	Mexico	23		23
Braskem México Serviços	Mexico	5,694		5,694
Braskem México	Mexico	37,113		37,113
Cetrel	Brazil	39,156	(4,847)	34,309
DAC	Brazil	36,829	(2,209)	34,620
		9,524,456	**(3,995,021)**	**5,529,435**
Liabilities				
Braskem S.A	Brazil	2,367,788	(2,367,788)	
Braskem America	USA	1,433,691	(242,697)	1,190,994
Braskem Idesa	Mexico	1,377,480	(1,377,480)	
Cetrel	Brazil	4,847	(4,847)	
DAC	Brazil	2,209	(2,209)	
		5,186,015	**(3,995,021)**	**1,190,994**

All amounts in thousands Reais, except as otherwise stated

(d) Realization of deferred tax assets

In the period ended March 31, 2022, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

23 Sundry provisions

	Consolidated		Parent company	
	Mar/22	Dec/21	Mar/22	Dec/21
Provision for environmental damages	977,029	1,035,426	964,970	981,695
Provision for customers rebates	36,268	101,253	9,996	26,810
Other	134,157	152,584	100,386	112,806
Total	**1,147,454**	**1,289,263**	**1,075,352**	**1,121,311**
Current liabilities	348,266	465,051	309,935	377,314
Non-current liabilities	799,188	824,212	765,417	743,997
Total	**1,147,454**	**1,289,263**	**1,075,352**	**1,121,311**

24 Provisions for legal proceedings

24.1 Claims with probable chance of loss

	Consolidado		Controladora	
	Mar/22	Dec/21	Mar/22	Dec/21
Labor claims	260,181	268,758	255,361	262,187
Tax claims				
IR and CSL	58,364	61,946	58,364	61,946
PIS and COFINS	308,972	299,202	308,972	299,202
ICMS	335,680	331,094	335,680	331,094
Other tax claims	23,329	22,857	19,693	19,221
	726,345	**715,099**	**722,709**	**711,463**
Corporate claims	97,868	94,826	97,868	94,826
Civil claims and other	81,180	75,147	80,986	74,963
	1,165,574	**1,153,830**	**1,156,924**	**1,143,439**

All amounts in thousands Reais, except as otherwise stated

24.2 Contingent liabilities

		Consolidated	
	Note	**Mar/22**	**Dec/21**
Tax claims		17,399,481	17,224,429
Civil claims - Alagoas	26.1	2,654,788	2,614,344
Civil claims - Other		764,392	737,083
Labor claims		701,931	763,555
Environmental claims		594,712	571,057
Social security claims		440,708	398,783
Other lawsuits		352,836	337,807
Total		**22,908,847**	**22,647,058**

25 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The Company already has paid R$3,070,578, distributed as shown below:

Agreements signed with:	**AGU FCG and MPF**	**DoJ**	**OAG**	**MPF**	**SEC**	**Total**
Amounts paid	877,763	296,591	407,300	1,282,464	206,460	3,070,578

On March 31, 2022, the outstanding amount is R$826,478, of which R$361,065 under current liabilities and R$465,413 under non-current liabilities, under the MPF Agreement and CGU/AGU Agreement, which will be paid in three annual installments adjusted by the variation in the Selic rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

All amounts in thousands Reais, except as otherwise stated

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company.

The Company does not anticipate the need for any additional payment, but it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties, considering that the agreements do not exempt the Company from any liabilities with third parties that have legitimate interests in the facts covered by the Agreements.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. The Company was subject to external independent monitoring, for a period of three years, as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

Finally, in March 2020, based on the certification report issued by the independent monitors that have monitored the Company over the last three years, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the U.S. Department of Justice ("DoJ") and the U.S. Securities Exchange Commission ("SEC") confirmed the conclusion of the monitorship established under the agreements with said authorities.

The Company will continue to undergo external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being honored as recommended by the authorities.

The Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

26 Geological event - Alagoas

The Company operated, since their origin and as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

The Geological Survey of Brazil ("CPRM") issued a report, in May 2019, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

The Company has been devoting its best efforts to understand the geological event occurring in a specific region of Maceió and has been conducting, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focusing on: (i) the understanding the geological phenomenon and possible surface effects; and (ii) the analyses of well's stability. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical

All amounts in thousands Reais, except as otherwise stated

analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were signed with the Authorities, in July and October 2020, to include properties in the PCF.

In parallel, the Company negotiated with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in PCF the relocation of additional properties defined by both the Civil Defense Map, which was updated in December 2020 (version 4), and the specialized and independent technical studies ("Studies") commissioned by the Company and carried out by internationally recognized entities, comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with eventual parties.

After executing these main agreements, over the course of 2021 and the 1º quarter of 2022, the Company has been maintaining its best efforts towards solving the issues arising from the geological event, proactively adopting all necessary and applicable measures whilst fully honoring all commitments undertaken. Worth noting: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure planning approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on March 31, 2022 was R$7,154,283, with R$4,036,094 under current liabilities and R$3,118,189 under non-current liabilities.

All amounts in thousands Reais, except as otherwise stated

The following table shows the changes in the provision in the period:

		Parent Company Consolidated
	Mar/2022	Dec/2021
Balance at beginning of the year	**7,661,259**	**9,175,777**
Provisions	87,864	1,339,765
Payments and reclassifications (*)	(643,004)	(2,928,081)
Realization of present value adjustment	48,164	73,798
Total	**7,154,283**	**7,661,259**
Current liability	4,036,094	4,378,071
Non-current liability	3,118,189	3,283,188
Total	**7,154,283**	**7,661,259**

(*) Of this amount, R$539,361 (2021: R$2,739,686) refers to payments made and R$103,643 (2021: R$188,395) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

   For this actions, the recorded amount of R$2,986,263 (2021: R$3,390,849) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

   The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

   The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

   In December 2021, the environmental diagnosis study indicated preliminary proposal of actions for addressing the environmental impacts identified, which should still follow the process established in the Socio-Environmental Reparation Agreement.

   The provisioned amount of R$1,625,230 (2021: R$1,691,032) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells,

All amounts in thousands Reais, except as otherwise stated

including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement and net of present value adjustment, is R$1,542,066 (2021: R$1,577,186).

d. Additional measures, for which the provision amounts to R$1,000,724 (R$1,002,192), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar, could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the outcome of the environmental diagnosis, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. Regarding developments in this topic, on February 25, 2022, the Municipality of Maceió signed the Declaration of Partial Acceptance of the Socio-environmental Reparation Agreement, which addresses the allocation of resources provided for in said agreement for Urban Mobility actions.

The Company continues in negotiation with the Municipality of Maceió about its other requests, however, to date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and associated costs. In the same direction, Braskem became aware of the establishment of a special commission by the State of Alagoas Government to investigate possible damages caused to the State as a result of the vacation of risk areas or the geological event, and it is not possible to predict what types of claims may be formulated.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas.

All amounts in thousands Reais, except as otherwise stated

After updates of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On March 31, 2022, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$518,287 under current assets (2021: R$835,517). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the amount of R$1.8 million (down from the R$2 billion performance bond envisaged in the Agreement).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the ongoing study is concluded, the Company will implement and

All amounts in thousands Reais, except as otherwise stated

pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$ 1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the assessment of the Company's Socio-Environmental program.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties. In this context, the Municipality of Maceió signed the Declaration of Partial Acceptance of the Socio-environmental Reparation Agreement, which addresses the allocation of resources provided for in the agreement for Urban Mobility actions.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office (DPU): refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for

All amounts in thousands Reais, except as otherwise stated

moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On March 31, 2022, the inflation-adjusted amount of this lawsuit was R$1.4 billion (2021: R$1.4 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. As a result of a joint petition filed by the parties, the lawsuit was suspended until December 20, 2022.

Braskem´s Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(v) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of March 31, 2022, the amount of this action is R$277 million (2021: R$264 million). The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(vi) Individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On March 31, 2022, Braskem was defendant in several actions, that, in aggregate, involve the amount of R$915 million (2021: R$895 million), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

27 Equity

27.1 Capital

On March 31, 2022, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			40,998,168	11.88			40,998,168	5.14
Other		12,907,077	2.86	148,215,821	42.95	478,790	100.00	161,601,688	20.28
Total		**451,668,652**	**100.00**	**344,158,226**	**99.74**	**478,790**	**100.00**	**796,305,668**	**99.89**
Treasury shares				902,166	0.26			902,166	0.11
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

All amounts in thousands Reais, except as otherwise stated

27.2 Other comprehensive income

	Attributed to shareholders' interest									Consolidated
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
Balances at December 31, 2020	**96,571**	**(322)**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,209,498)**	**(923,014)**	**(6,132,512)**
Additional indexation										
Realization by depreciation or write-off assets	(9,911)							(9,911)		(9,911)
Income tax and social contribution	3,370							3,370		3,370
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(273)							(273)		(273)
Income tax and social contribution	93							93		93
Fair value adjustments										
Accounts receivable		86						86		86
Foreign sales hedge										
Exchange rate				(2,970,322)				(2,970,322)	(110,830)	(3,081,152)
Transfer to result				594,433				594,433	29,497	623,930
Income tax and social contribution				798,042				798,042	24,400	822,442
Fair value of Cash flow hedge										
Change in fair value					(287,918)			(287,918)		(287,918)
Transfer to result					35,692			35,692	11,897	47,589
Income tax and social contribution					87,185			87,185	(3,569)	83,616
Fair value of cash flow hedge from jointly-controlled (RPR)					381			381		381
Actuarial losses net of benefits post-employment, net of taxes						1,067		1,067		1,067
Foreign currency translation adjustment							1,869,505	1,869,505	(127,005)	1,742,500
Effect of CPC 42 / IAS 29 - hyperinflation							3,167	3,167		3,167
Balances at March 31, 2021	**89,850**	**(236)**	**(5,774)**	**(11,550,604)**	**(773,857)**	**(162,647)**	**7,318,367**	**(5,084,901)**	**(1,098,624)**	**(6,183,525)**

Braskem

All amounts in thousands Reais, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
Balances at December 31, 2021	**69,688**	**(452)**	**(5,774)**	**(9,818,677)**	**(346,471)**	**(140,686)**	**7,072,214**	**(3,170,158)**	**(748,709)**	**(3,918,867)**
Additional indexation										
Realization by depreciation or write-off assets	(9,911)							(9,911)		(9,911)
Income tax and social contribution	3,370							3,370		3,370
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(272)							(272)		(272)
Income tax and social contribution	93							93		93
Fair value adjustments										
Accounts receivable		(9)						(9)		(9)
Foreign sales hedge										
Exchange rate				4,228,382				4,228,382	78,318	4,306,700
Transfer to result				382,935				382,935	12,325	395,260
Income tax and social contribution				(1,556,971)				(1,556,971)	(27,193)	(1,584,164)
Fair value of Cash flow hedge										
Change in fair value					764,863			764,863		764,863
Income tax and social contribution					(260,054)			(260,054)		(260,054)
Fair value of cash flow hedge from jointly-controlled (RPR)					(804)			(804)		(804)
Foreign currency translation adjustment							(3,727,872)	(3,727,872)	227,299	(3,500,573)
Effect of CPC 42 / IAS 29 - hyperinflation							13,964	13,964		13,964
Balances at March 31, 2022	**62,968**	**(461)**	**(5,774)**	**(6,764,331)**	**157,534**	**(140,686)**	**3,358,306**	**(3,332,444)**	**(457,960)**	**(3,790,404)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands Reais, except as otherwise stated

28 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Mar/22		Mar/21
	Basic	Diluted	Basic	Diluted
Profit for the period attributed to Company's shareholders	3,883,864	3,883,864	2,494,211	2,494,211
Distribution of priority dividends attributable to:				
Preferred shares class "A"	208,574	208,574	208,453	208,453
Preferred shares class "B"	290	290	303	303
	208,864	208,864	208,756	208,756
Distribution of 6% of unit price of common shares	273,729	273,729	273,837	273,837
Distribution of excess profits, by class:				
Common shares	1,930,379	1,930,379	1,142,165	1,142,165
Preferred shares class "A"	1,470,892	1,470,892	869,453	869,453
	3,401,271	3,401,271	2,011,618	2,011,618
Reconciliation of income available for distribution, by class (numerator):				
Common shares	2,204,108	2,204,108	1,416,002	1,416,002
Preferred shares class "A"	1,679,466	1,679,466	1,077,906	1,077,906
Preferred shares class "B"	290	290	303	303
	3,883,864	3,883,864	2,494,211	2,494,211
Weighted average number of shares, by class (denominator):				
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,158,226	345,060,392	343,824,794	345,049,672
Preferred shares class "B"	478,790	478,790	500,230	500,230
	796,305,668	797,207,834	795,993,676	797,218,554
Profit (loss) per share (in R$)				
Common shares	4.8799	4.8799	3.1350	3.1350
Preferred shares class "A"	4.8799	4.8672	3.1350	3.1239
Preferred shares class "B"	0.6057	0.6057	0.6057	0.6057

All amounts in thousands Reais, except as otherwise stated

29 Net revenues

	Consolidated		Parent company	
	Mar/22	Mar/21	Mar/22	Mar/21
Sales revenue				
Domestic market				
Revenue	19,211,543	16,554,194	19,153,077	16,538,947
Rebates	(14,515)	(15,784)	(14,515)	(15,784)
	19,197,028	16,538,410	19,138,562	16,523,163
Foreign market				
Revenue	11,841,798	10,087,336	3,074,740	2,148,755
Rebates	(62)	(4,009)	(183)	(160)
	11,841,736	10,083,327	3,074,557	2,148,595
	31,038,764	26,621,737	22,213,119	18,671,758
Sales and services deductions				
Taxes				
Domestic market	(4,209,871)	(3,864,694)	(4,196,356)	(3,859,212)
Foreign market	(15,182)	(12,175)		
Sales returns				
Domestic market	(39,445)	(21,382)	(39,445)	(21,382)
Foreign market	(42,822)	(31,318)	(6,724)	(661)
	(4,307,320)	(3,929,569)	(4,242,525)	(3,881,255)
Net sales and services revenue	**26,731,444**	**22,692,168**	**17,970,594**	**14,790,503**

30 Expenses by nature and function

	Consolidated		Parent company	
	Mar/22	Mar/21	Mar/22	Mar/21
Classification by nature:				
Raw materials other inputs	(19,085,633)	(13,115,848)	(14,260,528)	(9,224,519)
Personnel expenses	(816,718)	(787,268)	(504,703)	(480,868)
Outsourced services	(774,306)	(648,031)	(509,598)	(429,478)
Depreciation and amortization	(1,009,944)	(931,622)	(622,488)	(542,565)
Freights	(811,738)	(713,370)	(293,267)	(338,144)
Costs of idle industrial plants	(37,785)	(136,452)	(30,847)	(41,679)
Reversal for damages - Alagoas geological event	(87,864)	139,155	(87,864)	139,155
PIS and COFINS credits - exclusion of ICMS from the calculation basis		557,897		557,897
Other general and administrative expenses	(353,766)	(319,119)	(265,922)	(156,707)
Total	**(22,977,754)**	**(15,954,658)**	**(16,575,217)**	**(10,516,908)**
Classification by function:				
Cost of products sold	(21,601,429)	(15,454,198)	(15,677,104)	(10,535,783)
Selling and distribution	(547,707)	(472,109)	(286,899)	(226,744)
(Loss) reversals for impairment of trade accounts receivable	(9,156)	1,562	(4,917)	(2,548)
General and administrative	(613,547)	(519,230)	(406,503)	(317,433)
Research and development	(72,920)	(62,173)	(37,578)	(31,172)
Other income	38,657	778,907	33,239	747,331
Other expenses	(171,652)	(227,417)	(195,455)	(150,559)
Total	**(22,977,754)**	**(15,954,658)**	**(16,575,217)**	**(10,516,908)**

All amounts in thousands Reais, except as otherwise stated

31 Other income (expenses), net

	Note		Consolidated
		Mar/22	Mar/21
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis			557,897
Reversal for damages - Alagoas geological event			139,155
Award in concession contracts		11,700	
Tax Credits recovery		8,536	8,536
Other		18,421	73,319
		38,657	**778,907**
Other expenses			
Provision - Alagoas geological event	26	(87,864)	
Fine on purchase and sale contracts		(20,495)	(63,240)
Allowance for judicial claims and attorney's fees, net of reversals		(10,611)	(58,170)
Expenses with plant maintenance		(10,985)	(50,050)
Other		(41,697)	(55,957)
		(171,652)	**(227,417)**

32 Financial results

		Consolidated		Parent company
	Mar/22	Mar/21	Mar/22	Mar/21
Financial income				
Interest income	126,021	72,742	115,319	58,435
Update of tax credits	6,057	677,017	6,056	676,988
Other	220,516	168,844	56,520	16,699
	352,594	**918,603**	**177,895**	**752,122**
Financial expenses				
Interest expenses	(643,427)	(839,154)	(678,141)	(902,260)
Monetary variations on fiscal debts	(53,033)	(22,805)	(52,663)	(18,959)
Discounts granted	(44,827)	(18,334)	(43,206)	(17,513)
Loans transaction costs - amortization	(42,433)	(74,858)	(1,597)	(1,532)
Adjustment to present value - appropriation	(95,338)	(41,204)	(96,674)	(47,711)
Interest expense on leases	(41,846)	(40,160)	(26,900)	(23,842)
Losses on derivatives	(327,614)	(564,343)	(168,762)	(308,114)
Other	(104,664)	(90,281)	(53,462)	(48,110)
	(1,353,182)	**(1,691,139)**	**(1,121,405)**	**(1,368,041)**
Exchange rate variations, net				
On financial assets	(811,775)	47,297	(585,646)	162,554
On financial liabilities	3,059,762	(2,738,109)	2,526,180	(2,384,387)
	2,247,987	**(2,690,812)**	**1,940,534**	**(2,221,833)**
Total	**1,247,399**	**(3,463,348)**	**997,024**	**(2,837,752)**

All amounts in thousands Reais, except as otherwise stated

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Mar/22	Dec/21	Variation	Mar/22	Mar/21	Variation
U.S. dollar - Brazilizan real	4.7378	5.5805	-15.10%	5.2299	5.4833	-4.62%
Euro - Brazilizan real	5.2561	6.3210	-16.85%	5.8726	6.6033	-11.07%
Mexican peso - Brazilizan real	0.2379	0.2730	-12.86%	0.2551	0.2693	-5.27%
U.S. dollar - Mexican peso	19.9219	20.4519	-2.59%	20.5111	20.3665	0.71%
U.S. dollar - Euro	0.9110	0.8853	2.91%	0.8912	0.8299	7.38%

33 Segment information

				Operating expenses			Mar/22
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	18,375,381	(15,834,963)	2,540,418	(421,790)		(172,668)	1,945,960
USA and Europe	7,261,797	(5,643,678)	1,618,119	(213,951)		20,970	1,425,138
Mexico	1,768,033	(1,147,963)	620,070	(115,780)		6,274	510,564
Total	**27,405,211**	**(22,626,604)**	**4,778,607**	**(751,521)**		**(145,424)**	3,881,662
Other segments	103,963	(64,626)	39,337	20,490	16,594	1,389	77,810
Corporate unit				(509,069)		12,414	(496,655)
Braskem consolidated before eliminations and reclassifications	**27,509,174**	**(22,691,230)**	**4,817,944**	**(1,240,100)**	**16,594**	**(131,621)**	**3,462,817**
Eliminations and reclassifications	(777,730)	1,089,801	312,071	(3,230)		(1,374)	307,467
Total	**26,731,444**	**(21,601,429)**	**5,130,015**	**(1,243,330)**	**16,594**	**(132,995)**	**3,770,284**

				Operating expenses			Mar/21
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	15,222,149	(10,053,511)	5,168,638	(310,692)		74,048	4,931,994
USA and Europe	7,033,515	(5,225,335)	1,808,180	(228,563)		12,830	1,592,447
Mexico	1,174,093	(672,609)	501,484	(113,877)		(39,857)	347,750
Total	**23,429,757**	**(15,951,455)**	**7,478,302**	**(653,132)**		**47,021**	**6,872,191**
Other segments	76,663	(48,352)	28,311	19,489	2,370	208	50,378
Corporate unit				(412,871)		521,903	109,032
Braskem consolidated before eliminations and reclassifications	**23,506,420**	**(15,999,807)**	**7,506,613**	**(1,046,514)**	**2,370**	**569,132**	**7,031,601**
Eliminations and reclassifications	(814,252)	545,609	(268,643)	(5,436)		(17,642)	(291,721)
Total	**22,692,168**	**(15,454,198)**	**7,237,970**	**(1,051,950)**	**2,370**	**551,490**	**6,739,880**

34 Contractual obligations

The Company has long-term contractual obligations arising from agreements executed for the purchase of inputs. As of March 31, 2022, these obligations amounted to R$6,008,519 and should be settled by 2044.

35 Subsequent events

On April 19, 2022, the Annual and Extraordinary Shareholders Meeting approved the distribution of the proposed additional dividends for the fiscal year 2021, corresponding to R$1.696348838321 (one real, sixty-nine cents, and fraction) per outstanding common share and class “A” preferred share. On May 2, 2022, the amount of R$1.35 billion was paid, based on the fiscal year result of 2021.